AGREEMENT OF PURCHASE AND SALE

THIS AGREEMENT (this "Agreement") is made and entered into as of the 3rd day of June, 2005 (the "Effective Date"), by and between **WESCOTT RESERVE, LLC**, a South Carolina limited liability company ("Seller"), **AMERICA FIRST APARTMENT INVESTORS, INC.**, a Maryland corporation, and its permitted assigns ("Purchaser"); and **LAWYERS TITLE INSURANCE CORPORATION** ("Escrow Agent").

W I T N E S S E T H:

In consideration of Ten and No/100 Dollars ($10.00) in hand paid, the mutual covenants herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby covenant and agree as follows:

1.   Agreement to Sell and to Purchase. Seller agrees to sell and Purchaser agrees to purchase, upon the terms and conditions hereinafter set forth, that certain apartment project known as "The Reserve at Wescott Plantation Apartments", consisting of 192 apartment units and all amenities which are a part thereof located within the Wescott Plantation development in Summerville, South Carolina on that real property described in Exhibit "A" attached hereto and by this reference made a part hereof (such units, amenities and real property being sometimes hereinafter together called the "Apartments"), together with: (1) all easements, appurtenances and hereditaments appertaining thereto and including all of Seller's rights, if any, in and to any alleys, ways, easements and rights of way abutting or adjoining said real property; (2) all the buildings, improvements, structures, plants and appurtenances situated on said real property; (3) all fixtures, furniture (including furniture in all model apartments), equipment (including all maintenance equipment and all office equipment located in the sales center), appliances, signs, plumbing, machinery, personal property, and facilities and supplies which are attached to or appurtenant to or used in connection with said real property, other than property owned by residential tenants; (4) all plans, specifications, guarantees, warranties, contract rights, security deposits, escrow deposits, breakage deposits, refundable cleaning fees, real estate tax escrows, insurance escrows, assignable licenses, franchises and permits relating to the Apartments which Seller may have (to the extent assignable), (5) all rights in, to and under the Leases (as defined below) or any other leases permitted hereunder of all or any portion of the Apartments, together with all rents, issues and profits thereof, which shall be assigned or payable to Purchaser as hereinafter provided at Paragraphs 4(b) and 9(b) and together with all security deposits, pet deposits and other refundable deposits held by Seller in connection therewith, (6) all intangible personal property owned by Seller that benefits the Apartments, including but not limited to all Seller's right, title and interest in and to the trade or business name "The Reserve at Wescott Plantation Apartments", and all telephone exchanges for the Apartments, (7) any unexpired warranties, (8) all assignable governmental and other licenses and permits affecting the Apartments, and (9) any Contracts (as defined below) that Purchaser elects to assume pursuant to the terms hereof (all of the foregoing being hereinafter together called the "Property"). Subject to Purchaser's rights with respect to the Investigation Period (as hereinafter defined), Purchaser acknowledges and understands that Seller is selling the Property and the Purchaser is buying the Property in its "AS-IS, WHERE-IS, WITH ALL FAULTS" physical condition, with no rights of set-off or reduction in the Purchase Price (as hereinafter defined) unless and except as expressly provided herein to the contrary, and the sale of the Property by Seller to Purchaser shall be

without representation or warranty of any nature or kind with respect to the physical condition of the Property, whether express, implied, statutory or otherwise, including without limitation warranties of use, merchantability or fitness for a particular purpose, and Seller does hereby disclaim and renounce any such representations or warranties.

2.   Earnest Money. Purchaser shall deposit in escrow with the Escrow Agent contemporaneously with the execution hereof, One Hundred Twenty Five Thousand and No/100 Dollars ($125,000.00) (the "Initial Deposit"). In the event Purchaser does not elect to terminate this Agreement prior to the expiration of the Investigation Period (as hereinafter defined), Purchaser shall deposit with Escrow Agent the additional sum of One Hundred Twenty Five Thousand and No/100 Dollars ($125,000.00) on the next business day after the expiration of the Investigation Period (the "Additional Deposit"; the Initial Deposit and the Additional Deposit, together with any interest that may be earned thereon prior to Closing, are collectively referred to hereinafter as the "Earnest Money"). The Earnest Money shall be deposited in an interest-bearing account using Purchaser's tax identification number which shall be provided to Escrow Agent. The Earnest Money shall be applied against the cash portion of the purchase price at Closing (as hereinafter defined) or refunded in full to Purchaser as hereinafter provided at Paragraph 15. Unless Purchaser elects to terminate this Agreement prior to the expiration of the Investigation Period, the Earnest Money shall be non-refundable for any reason other than a default by Seller or as otherwise specifically provided herein.

3.   Purchase Price. The purchase price for the Property (the "Purchase Price") shall be Sixteen Million Seven Hundred Seventy-Four Thousand and no/100 Dollars ($16,774,000.00), payable at Closing as follows:

    (a)   Approximately Twelve Million Three Hundred Thousand Dollars ($12,300,000.00) of the Purchase Price shall be paid by Purchaser's assumption of the existing first mortgage (the "First Mortgage") upon the Property from Highland Mortgage Company, now known as GMAC Commercial Mortgage Bank (the "Lender") and insured by the United States Department of Housing and Urban Development ("HUD") under Section 221(d)(4) of the National Housing Act, which loan was for an original term of 40 years at an interest rate of 5.75% with a mortgage insurance premium factor of 0.57%, in accordance with applicable HUD regulations and requirements and as provided in Paragraph 22 of this Agreement. Seller shall cause the exact amount of the First Mortgage to be verified by the Lender as of the Closing Date.

    (b)   Approximately Two Hundred Fifty Thousand Dollars ($250,000.00) of the Purchase Price shall be paid by application of the Earnest Money to the Purchase Price.

    (c)   The balance of the Purchase Price, as adjusted by the closing prorations hereinafter provided at Paragraph 4, shall be paid in cash at Closing by wire transfer of funds to the Escrow Agent's account.

4.   Closing Prorations. All items described below shall be prorated as of the date of Closing (the "Closing Date") and, as hereinafter provided, shall increase or decrease the cash portion of the Purchase Price payable pursuant to Paragraph 3(c) of this Agreement.

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(a) Taxes. All State, County and Municipal ad valorem and other property taxes and similar charges with respect to the Property for the year in which the Closing is consummated will be prorated based on the current year's tax bill or, if such bill has not been issued as of the Closing Date, then taxes shall be prorated at Closing based on the prior year's tax bill and said amount of taxes prorated shall be adjusted between the parties upon receipt of the tax bill for the year in which the Closing is consummated.

(b) Income. All rental and other income from the Property, including but not limited to prepaid rent, late charges, and other charges to tenants, shall be prorated based on rents actually collected. All unpaid rent relating to periods prior to the Closing Date shall be paid to Seller if and when received by Purchaser after Closing and shall not be prorated at Closing; provided that any past due rent received by either party after Closing shall be applied first to the current rent due, and then to past due rent starting with the most recent delinquency prior to the Closing Date.

(c) Deposits and Escrows. Seller shall transfer to Purchaser at Closing or, at Purchaser's option, Purchaser shall receive a credit against the cash portion of the Purchase Price for (i) all security deposits, pet deposits, escrow deposits, breakage deposits and refundable cleaning fees as to the Apartments, including such deposits and fees as to leases that are in default but have not been terminated as of the Closing Date, including all interest charges required by law to be accrued thereon, and (ii) all such deposits and fees owed by tenants of the Apartments but not then paid to Seller. Such amounts to be transferred to Purchaser shall not be reduced by Seller's applying any such deposits to delinquent rentals. All real estate tax escrows, mortgage insurance premium escrows, replacement reserves, and insurance escrows as to the Apartments or the First Mortgage shall be transferred to Purchaser, and Seller shall be given credit at Closing for the amount of such funds and any unearned insurance premiums, including mortgage insurance premiums (unless Purchaser changes insurance carriers as of Closing, in which event Seller shall not receive a credit and shall be responsible for obtaining a refund directly from its carrier of any unearned insurance premiums paid by Seller).

(d) Interest. Purchaser shall receive a credit at Closing for all interest accrued but unpaid under the First Mortgage.

(e) Utilities. Utilities not payable by tenants of the Apartments shall either be (i) prorated as of Closing, or (ii) transferred into Purchaser's name as of Closing, with Seller to be responsible for payment of all charges accrued prior to such transfer and Purchaser to be responsible for payment of all charges accruing after such transfer.

(f) Service Contracts and Other Assigned Agreements. Purchaser shall not be obligated to assume responsibility for or to pay any sums due at Closing attributable to real estate management contracts, leasing services or commissions, and maintenance and repair contracts, security, service and supply contracts, franchise agreements, insurance policies, or any other contracts and agreements applicable to the Property (the "Contracts"), unless (i) such Contracts shall not be cancelable by Seller at or prior to Closing, or (ii) Purchaser elects during the Investigation Period by written notice to Seller to assume such Contracts at Closing, in either of which events, such Contracts shall be

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assigned to and assumed by Purchaser at Closing. Seller agrees at its cost (including paying any and all termination fees and penalties) to cancel any or all cancelable Contracts as of the Closing Date upon Purchaser's written request, and only those Contracts of which Purchaser has knowledge and for which Purchaser has not requested cancellation shall be binding on Purchaser as of Closing. All prepayments made or payments due under any of the Contracts for which Purchaser has not requested cancellation shall be prorated as of the Closing Date.

(g) Miscellaneous. All other expenses relating to the Property incurred or ordered by anyone other than Purchaser, including but not limited to repairs, supplies, maintenance and administrative expenses, shall be paid for by Seller, and Purchaser shall not be liable therefor. Purchaser shall not be responsible for payment of any part of any fee due to Seller's agents nor for payment of any service, maintenance or supply contract not expressly and voluntarily assumed by Purchaser, nor for payment for any personal property, supplies, fixtures or equipment ordered prior to Closing by Seller or Seller's agents.

(h) Adjustments. In the event that accurate prorations and other adjustments cannot be made at Closing because current bills are not obtainable (as, for example, in the case of utility bills), the parties shall prorate on the best available information, subject to adjustment upon receipt of the final bill. Seller shall use its best efforts to have utility meters read on the Closing Date so as to accurately determine the proration of current utility bills. Adjustments shall be made after Closing if any closing prorations are based on inaccurate information.

5. Title. At Closing, Seller shall convey to Purchaser good and marketable fee simple title to the Property by limited warranty deed in form consistent with standard South Carolina practice, subject only to the liens, claims of liens, encumbrances, rights of way, easements, conditions, covenants and restrictions which are acceptable to Purchaser in its sole discretion (collectively, the "Permitted Restrictions") and the rights of tenants under the leases which are listed on the rent roll attached hereto as Exhibit "B", as such leases may be added, deleted, and/or replaced in the ordinary course of Seller's business between the date of this Agreement and the date of Closing (collectively, the "Leases", which Leases and Permitted Restrictions shall sometimes hereinafter be together called the "Permitted Encumbrances"). Attached hereto as Exhibit "D" is a list of the existing encumbrances known by Seller to affect the Property (the "Existing Encumbrances"). Purchaser shall have a period of fifteen (15) days following its receipt of copies of the Existing Encumbrances (including receipt of a copy of the survey described on Exhibit "D") in which to evaluate the Existing Encumbrances and to notify Seller in writing of any objectionable Existing Encumbrances, whereupon Seller shall use reasonable efforts to cause such objections to be cured or satisfied. Additionally, during the Investigation Period, Purchaser may obtain (i) an owner's title insurance commitment (the "Title Commitment") in the full Purchase Price to be issued by a title insurance company which is licensed to do business in South Carolina selected by Purchaser (the "Title Insurer"), insuring the title to the Property and (ii) a current ALTA survey (references herein to the plat of survey shall be deemed to refer to such plat). In the event the Commitment shall set forth any title exceptions or objections for matters of survey other than the Existing Encumbrances which are unacceptable to Purchaser in its sole discretion, other than the Leases, Purchaser shall be entitled to notify

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Seller in writing of such title exceptions or survey objections prior to the conclusion of the Investigation Period, whereupon Seller shall use reasonable efforts to cause such title exceptions or objections for matters of survey to be satisfied and corrected. Purchaser shall have the right to have the Title Insurer issue at Closing its owner's policy of title insurance (the "Title Policy") for Purchaser's protection, reporting only the Permitted Encumbrances and current leases with tenants of the Apartments and any other leases of the Apartments which are permitted at Closing pursuant to this Agreement, reflecting the foregoing plat of survey, and setting forth no additional exceptions for matters of survey. If Seller declines to satisfy or correct any title exceptions or survey objections of which Purchaser has timely notified Seller in accordance with this Paragraph 5, then Purchaser, at its option, shall have the right to elect either to (i) terminate this Agreement as provided in Paragraph 15 hereof, (ii) proceed to purchase the Property as provided in Paragraphs 9 and 15 hereof, or (iii) in the event Seller elects to satisfy or correct such title exceptions or survey objections, postpone Closing hereunder to a date which shall be no longer than ten (10) days following the date upon which Seller satisfies or corrects such title exceptions or survey objections, but not more than ninety days (during which time Seller shall exercise reasonable effort to cause such title exceptions or objections for matters of survey to be satisfied and corrected). In the event that Seller fails or is unable to cause such exceptions or objections to be satisfied and corrected within the time period specified in option (iii), Purchaser may elect either of options (i) or (ii) set forth immediately prior to this option (iii). Notwithstanding the foregoing, Seller shall be required to release or remove from title at Closing any monetary lien or encumbrance on the Property other than the First Mortgage and the lien for the current year's taxes which are not yet due or payable.

6.   <u>Access</u>. Upon forty-eight (48) hours advance notice (which may be verbal notice), Seller shall provide Purchaser and its agents, servants, employees and assigns reasonable access, during Seller's normal business hours, to all documentation, agreements, books, records, and other information in the possession of Seller pertaining to the ownership, use, rental or operations of the Property, including but not limited to, financial records, tax assessments, bills and leases, and Purchaser shall have the right to make copies of such non-confidential documents as Purchaser shall reasonably specify at Purchaser's sole expense. Furthermore, Seller hereby grants to Purchaser and its agents, servants, employees, assigns and independent contractors reasonable access to enter upon the Property, upon forty-eight (48) hours advance notice (which may be verbal notice) and at reasonable times during Seller's normal business hours, for the purpose of inspecting the condition of the Property, conducting environmental and building condition assessments, surveying the Property and undertaking any physical inspections that Purchaser deems appropriate under this Agreement in its reasonable discretion; provided, however, that (i) such inspections shall be coordinated with Seller and Purchaser shall use commercially reasonable efforts to minimize any disruptions to the operation of the Property and the occupancy of the Property by tenants, and (ii) Purchaser shall not conduct any intrusive inspections or borings without the prior express written approval of the Seller in its reasonable discretion. Purchaser shall be responsible for all costs incurred by Purchaser in connection with its inspections and evaluation of the Property, and shall repair any damage caused by Purchaser and its agents. Purchaser shall indemnify and hold Seller harmless from and against any and all claims, demands, actions, losses, costs, damages, liabilities and expenses (including without limitation reasonable attorneys' fees) incurred or sustained by Seller by reason of or arising from the exercise by Purchaser of the rights and privileges granted in this Paragraph 6. The foregoing indemnity obligations shall expressly survive Closing or any termination of this Agreement.

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7.   Investigation Period.

(a)   For the period beginning with the Execution Date and extending through 5:00 p.m. on July 5, 2005 (the "Investigation Period"), Purchaser shall have the right to terminate this Agreement as provided in Paragraph 15 if Purchaser elects not to purchase the Property for any reason in its sole discretion. If no notice of termination is given by Purchaser prior to the expiration of the Investigation Period, Purchaser and Seller shall proceed toward Closing in accordance with the other terms of this Agreement, and the Earnest Money shall thereupon become non-refundable except as expressly provided herein.

(b)   Seller shall cooperate with Purchaser in connection with its evaluation of the Property and, in addition to the specific items to be provided pursuant to other provisions of this Agreement, within two (2) business days after the Execution Date Seller shall provide Purchaser with copies of all surveys, title policies, the Existing Encumbrances, reports, studies, leases (other than copies of each individual tenant lease), financial information, and Loan Documents evidencing and securing the First Mortgage, together with such other documents (the "Investigation Documents") as shall be specified on Exhibit "E" attached hereto and incorporated herein. Purchaser shall have no obligation to pay Seller for any of such reports, studies or other documents provided by Seller to Purchaser, all of which shall be provided at no cost to Purchaser.   Subject to applicable securities law disclosure requirements, Purchaser agrees that prior to Closing it will preserve the confidentiality of all such documents provided by Seller; that it will not divulge the existence or contents of any such documents to any persons, except to Lender and Purchaser's attorneys, advisors, consultants, investors and others employed or engaged by Purchaser to assist it in the purchase of the Property, each of whom shall likewise observe and preserve such confidentiality; and that it will indemnify and hold Seller harmless from any breach or violation of any such confidentiality obligations. The foregoing confidentiality obligations shall survive any termination of this Agreement but shall terminate at Closing in the event Closing occurs hereunder.

(c)   In the event that this Agreement is terminated without completion of the transaction contemplated herein, Purchaser shall return to Seller all documents provided to Purchaser pursuant to this Paragraph 7.   Additionally, Seller shall have the right, at Seller's option, to purchase from Purchaser for a purchase price of fifty percent (50%) of Purchaser's actual cost thereof (as evidenced by invoices to be provided to Seller), all studies or reports obtained by Purchaser pertaining to the Property during the course of its investigations and inspections. The foregoing obligations shall survive any termination of this Agreement, but shall terminate at Closing in the event that Closing occurs hereunder.

8.   Purchaser's Default; Liquidated Damages. If Purchaser defaults in performing its obligations under this Agreement, Seller's sole remedy for such default shall be to give the Escrow Agent and Purchaser prompt written notice of such default and the Escrow Agent shall, after giving the parties five (5) working days' notice thereof (if Purchaser fails to cure such default within that time), pay over to Seller the Earnest Money as full and complete liquidated damages hereunder. Thereafter, Purchaser shall have no further obligations hereunder to Seller or any others, including but not limited to the Escrow Agent, brokers, realtors and agents, except

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for such obligations set forth herein that expressly survive termination. Notwithstanding the foregoing, in the event of a dispute regarding Seller's right to payment of the Earnest Money, Escrow Agent may continue to hold the Earnest Money subject to the provisions of Paragraph 26.

9. Closing. The consummation of the transaction described herein ("Closing") will be held at the offices of the Title Insurer or such other location mutually agreed upon by Purchaser and Seller on or before the earlier of (i) twenty (20) days after Purchaser's receipt of "preliminary" written approval of Purchaser's TPA application by the Lender and HUD, or (ii) seventy-five (75) days after the expiration of the Investigation Period (the "Closing Date"), but subject to the limitation contained in Paragraph 22(b). At Closing, Purchaser shall pay to Seller the outstanding balance of the Purchase Price provided for in Paragraph 3(c) hereof, the Escrow Agent shall pay to Seller the Earnest Money, and Seller shall give Purchaser possession and occupancy of the Property subject only to the Permitted Encumbrances. Any eminent domain awards, proceeds from sale under threat or exercise of the power of eminent domain and insurance proceeds which are to be paid or are payable to Purchaser pursuant to Paragraph 11 hereof, shall be paid or assigned to Purchaser at Closing. Furthermore, Seller shall, at Seller's sole cost and expense, transfer or deliver to Purchaser at Closing (or at such other time hereinafter set forth) the deposits, escrows, affidavits, certificates, instruments and other matters hereinafter described, each affidavit, certificate and instrument to be executed (and, where hereinafter provided, certified or sworn) on behalf of Seller by its duly authorized officer and to be in form to be approved by counsel for Seller and Purchaser:

(a) Limited warranty deed (the "Deed") conveying good and marketable fee simple title to the Property to Purchaser, subject only to the Permitted Encumbrances.

(b) An assignment and assumption agreement transferring (i) all rights in, to and under the Leases or any other leases permitted hereunder of all or any portion of the Property, (ii) all of Seller's rights to the name "The Reserve at Wescott Plantation Apartments", (iii) any unexpired warranties and guaranties in effect with respect to any part of the Property, (iv) all assignable governmental and other licenses and permits affecting the Property, (v) any Contracts that Purchaser elects to assume, and (vi) all prorated items and adjustments described in Paragraph 4 above as being paid, transferred, applied or credited to Purchaser at or as of Closing. Said assignment and assumption agreement shall likewise be executed by Purchaser at Closing.

(c) A bill of sale conveying, without warranties as to the condition thereof, all of Seller's personal property, equipment, signage and fixtures located at or used in connection with the Property, other than property owned by tenants, with Seller's warranty of title subject only to the Permitted Encumbrances.

(d) An updated rent roll certified by Seller to be true, accurate and complete as of the Closing Date.

(e) An affidavit executed and sworn to by Seller stating that no work has been performed on, or materials furnished as to, the Property that could give rise to any lien rights or claims of lien, in such form and content, and together with such other statements

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AGREEMENT OF PURCHASE AND SALE

THIS AGREEMENT (this "Agreement") is made and entered into as of the 3rd day of June, 2005 (the "Effective Date"), by and between WESCOTT RESERVE, LLC, a South Carolina limited liability company ("Seller"), AMERICA FIRST APARTMENT INVESTORS, INC., a Maryland corporation, and its permitted assigns ("Purchaser"); and LAWYERS TITLE INSURANCE CORPORATION ("Escrow Agent").

W I T N E S S E T H:

In consideration of Ten and No/100 Dollars ($10.00) in hand paid, the mutual covenants herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby covenant and agree as follows:

1.   Agreement to Sell and to Purchase. Seller agrees to sell and Purchaser agrees to purchase, upon the terms and conditions hereinafter set forth, that certain apartment project known as "The Reserve at Wescott Plantation Apartments", consisting of 192 apartment units and all amenities which are a part thereof located within the Wescott Plantation development in Summerville, South Carolina on that real property described in Exhibit "A" attached hereto and by this reference made a part hereof (such units, amenities and real property being sometimes hereinafter together called the "Apartments"), together with: (1) all easements, appurtenances and hereditaments appertaining thereto and including all of Seller's rights, if any, in and to any alleys, ways, easements and rights of way abutting or adjoining said real property; (2) all the buildings, improvements, structures, plants and appurtenances situated on said real property; (3) all fixtures, furniture (including furniture in all model apartments), equipment (including all maintenance equipment and all office equipment located in the sales center), appliances, signs, plumbing, machinery, personal property, and facilities and supplies which are attached to or appurtenant to or used in connection with said real property, other than property owned by residential tenants; (4) all plans, specifications, guarantees, warranties, contract rights, security deposits, escrow deposits, breakage deposits, refundable cleaning fees, real estate tax escrows, insurance escrows, assignable licenses, franchises and permits relating to the Apartments which Seller may have (to the extent assignable), (5) all rights in, to and under the Leases (as defined below) or any other leases permitted hereunder of all or any portion of the Apartments, together with all rents, issues and profits thereof, which shall be assigned or payable to Purchaser as hereinafter provided at Paragraphs 4(b) and 9(b) and together with all security deposits, pet deposits and other refundable deposits held by Seller in connection therewith, (6) all intangible personal property owned by Seller that benefits the Apartments, including but not limited to all Seller's right, title and interest in and to the trade or business name "The Reserve at Wescott Plantation Apartments", and all telephone exchanges for the Apartments, (7) any unexpired warranties, (8) all assignable governmental and other licenses and permits affecting the Apartments, and (9) any Contracts (as defined below) that Purchaser elects to assume pursuant to the terms hereof (all of the foregoing being hereinafter together called the "Property"). Subject to Purchaser's rights with respect to the Investigation Period (as hereinafter defined), Purchaser acknowledges and understands that Seller is selling the Property and the Purchaser is buying the Property in its "AS-IS, WHERE-IS, WITH ALL FAULTS" physical condition, with no rights of set-off or reduction in the Purchase Price (as hereinafter defined) unless and except as expressly provided herein to the contrary, and the sale of the Property by Seller to Purchaser shall be

without representation or warranty of any nature or kind with respect to the physical condition of the Property, whether express, implied, statutory or otherwise, including without limitation warranties of use, merchantability or fitness for a particular purpose, and Seller does hereby disclaim and renounce any such representations or warranties.

2.   Earnest Money.   Purchaser shall deposit in escrow with the Escrow Agent contemporaneously with the execution hereof, One Hundred Twenty Five Thousand and No/100 Dollars ($125,000.00) (the "Initial Deposit"). In the event Purchaser does not elect to terminate this Agreement prior to the expiration of the Investigation Period (as hereinafter defined), Purchaser shall deposit with Escrow Agent the additional sum of One Hundred Twenty Five Thousand and No/100 Dollars ($125,000.00) on the next business day after the expiration of the Investigation Period (the "Additional Deposit"; the Initial Deposit and the Additional Deposit, together with any interest that may be earned thereon prior to Closing, are collectively referred to hereinafter as the "Earnest Money"). The Earnest Money shall be deposited in an interest-bearing account using Purchaser's tax identification number which shall be provided to Escrow Agent. The Earnest Money shall be applied against the cash portion of the purchase price at Closing (as hereinafter defined) or refunded in full to Purchaser as hereinafter provided at Paragraph 15. Unless Purchaser elects to terminate this Agreement prior to the expiration of the Investigation Period, the Earnest Money shall be non-refundable for any reason other than a default by Seller or as otherwise specifically provided herein.

3.   Purchase Price.   The purchase price for the Property (the "Purchase Price") shall be Sixteen Million Seven Hundred Seventy-Four Thousand and no/100 Dollars ($16,774,000.00), payable at Closing as follows:

(a)   Approximately Twelve Million Three Hundred Thousand Dollars ($12,300,000.00) of the Purchase Price shall be paid by Purchaser's assumption of the existing first mortgage (the "First Mortgage") upon the Property from Highland Mortgage Company, now known as GMAC Commercial Mortgage Bank (the "Lender") and insured by the United States Department of Housing and Urban Development ("HUD") under Section 221(d)(4) of the National Housing Act, which loan was for an original term of 40 years at an interest rate of 5.75% with a mortgage insurance premium factor of 0.57%, in accordance with applicable HUD regulations and requirements and as provided in Paragraph 22 of this Agreement. Seller shall cause the exact amount of the First Mortgage to be verified by the Lender as of the Closing Date.

(b)   Approximately Two Hundred Fifty Thousand Dollars ($250,000.00) of the Purchase Price shall be paid by application of the Earnest Money to the Purchase Price.

(c)   The balance of the Purchase Price, as adjusted by the closing prorations hereinafter provided at Paragraph 4, shall be paid in cash at Closing by wire transfer of funds to the Escrow Agent's account.

4.   Closing Prorations.   All items described below shall be prorated as of the date of Closing (the "Closing Date") and, as hereinafter provided, shall increase or decrease the cash portion of the Purchase Price payable pursuant to Paragraph 3(c) of this Agreement.

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(a)   Taxes. All State, County and Municipal ad valorem and other property taxes and similar charges with respect to the Property for the year in which the Closing is consummated will be prorated based on the current year's tax bill or, if such bill has not been issued as of the Closing Date, then taxes shall be prorated at Closing based on the prior year's tax bill and said amount of taxes prorated shall be adjusted between the parties upon receipt of the tax bill for the year in which the Closing is consummated.

(b)   Income. All rental and other income from the Property, including but not limited to prepaid rent, late charges, and other charges to tenants, shall be prorated based on rents actually collected. All unpaid rent relating to periods prior to the Closing Date shall be paid to Seller if and when received by Purchaser after Closing and shall not be prorated at Closing; provided that any past due rent received by either party after Closing shall be applied first to the current rent due, and then to past due rent starting with the most recent delinquency prior to the Closing Date.

(c)   Deposits and Escrows. Seller shall transfer to Purchaser at Closing or, at Purchaser's option, Purchaser shall receive a credit against the cash portion of the Purchase Price for (i) all security deposits, pet deposits, escrow deposits, breakage deposits and refundable cleaning fees as to the Apartments, including such deposits and fees as to leases that are in default but have not been terminated as of the Closing Date, including all interest charges required by law to be accrued thereon, and (ii) all such deposits and fees owed by tenants of the Apartments but not then paid to Seller. Such amounts to be transferred to Purchaser shall not be reduced by Seller's applying any such deposits to delinquent rentals. All real estate tax escrows, mortgage insurance premium escrows, replacement reserves, and insurance escrows as to the Apartments or the First Mortgage shall be transferred to Purchaser, and Seller shall be given credit at Closing for the amount of such funds and any unearned insurance premiums, including mortgage insurance premiums (unless Purchaser changes insurance carriers as of Closing, in which event Seller shall not receive a credit and shall be responsible for obtaining a refund directly from its carrier of any unearned insurance premiums paid by Seller).

(d)   Interest. Purchaser shall receive a credit at Closing for all interest accrued but unpaid under the First Mortgage.

(e)   Utilities. Utilities not payable by tenants of the Apartments shall either be (i) prorated as of Closing, or (ii) transferred into Purchaser's name as of Closing, with Seller to be responsible for payment of all charges accrued prior to such transfer and Purchaser to be responsible for payment of all charges accruing after such transfer.

(f)   Service Contracts and Other Assigned Agreements. Purchaser shall not be obligated to assume responsibility for or to pay any sums due at Closing attributable to real estate management contracts, leasing services or commissions, and maintenance and repair contracts, security, service and supply contracts, franchise agreements, insurance policies, or any other contracts and agreements applicable to the Property (the "Contracts"), unless (i) such Contracts shall not be cancelable by Seller at or prior to Closing, or (ii) Purchaser elects during the Investigation Period by written notice to Seller to assume such Contracts at Closing, in either of which events, such Contracts shall be

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assigned to and assumed by Purchaser at Closing. Seller agrees at its cost (including paying any and all termination fees and penalties) to cancel any or all cancelable Contracts as of the Closing Date upon Purchaser's written request, and only those Contracts of which Purchaser has knowledge and for which Purchaser has not requested cancellation shall be binding on Purchaser as of Closing. All prepayments made or payments due under any of the Contracts for which Purchaser has not requested cancellation shall be prorated as of the Closing Date.

(g)   Miscellaneous. All other expenses relating to the Property incurred or ordered by anyone other than Purchaser, including but not limited to repairs, supplies, maintenance and administrative expenses, shall be paid for by Seller, and Purchaser shall not be liable therefor. Purchaser shall not be responsible for payment of any part of any fee due to Seller's agents nor for payment of any service, maintenance or supply contract not expressly and voluntarily assumed by Purchaser, nor for payment for any personal property, supplies, fixtures or equipment ordered prior to Closing by Seller or Seller's agents.

(h)   Adjustments. In the event that accurate prorations and other adjustments cannot be made at Closing because current bills are not obtainable (as, for example, in the case of utility bills), the parties shall prorate on the best available information, subject to adjustment upon receipt of the final bill. Seller shall use its best efforts to have utility meters read on the Closing Date so as to accurately determine the proration of current utility bills. Adjustments shall be made after Closing if any closing prorations are based on inaccurate information.

5.   Title. At Closing, Seller shall convey to Purchaser good and marketable fee simple title to the Property by limited warranty deed in form consistent with standard South Carolina practice, subject only to the liens, claims of liens, encumbrances, rights of way, easements, conditions, covenants and restrictions which are acceptable to Purchaser in its sole discretion (collectively, the "Permitted Restrictions") and the rights of tenants under the leases which are listed on the rent roll attached hereto as Exhibit "B", as such leases may be added, deleted, and/or replaced in the ordinary course of Seller's business between the date of this Agreement and the date of Closing (collectively, the "Leases", which Leases and Permitted Restrictions shall sometimes hereinafter be together called the "Permitted Encumbrances"). Attached hereto as Exhibit "D" is a list of the existing encumbrances known by Seller to affect the Property (the "Existing Encumbrances"). Purchaser shall have a period of fifteen (15) days following its receipt of copies of the Existing Encumbrances (including receipt of a copy of the survey described on Exhibit "D") in which to evaluate the Existing Encumbrances and to notify Seller in writing of any objectionable Existing Encumbrances, whereupon Seller shall use reasonable efforts to cause such objections to be cured or satisfied. Additionally, during the Investigation Period, Purchaser may obtain (i) an owner's title insurance commitment (the "Title Commitment") in the full Purchase Price to be issued by a title insurance company which is licensed to do business in South Carolina selected by Purchaser (the "Title Insurer"), insuring the title to the Property and (ii) a current ALTA survey (references herein to the plat of survey shall be deemed to refer to such plat). In the event the Commitment shall set forth any title exceptions or objections for matters of survey other than the Existing Encumbrances which are unacceptable to Purchaser in its sole discretion, other than the Leases, Purchaser shall be entitled to notify

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Seller in writing of such title exceptions or survey objections prior to the conclusion of the Investigation Period, whereupon Seller shall use reasonable efforts to cause such title exceptions or objections for matters of survey to be satisfied and corrected. Purchaser shall have the right to have the Title Insurer issue at Closing its owner's policy of title insurance (the "Title Policy") for Purchaser's protection, reporting only the Permitted Encumbrances and current leases with tenants of the Apartments and any other leases of the Apartments which are permitted at Closing pursuant to this Agreement, reflecting the foregoing plat of survey, and setting forth no additional exceptions for matters of survey. If Seller declines to satisfy or correct any title exceptions or survey objections of which Purchaser has timely notified Seller in accordance with this Paragraph 5, then Purchaser, at its option, shall have the right to elect either to (i) terminate this Agreement as provided in Paragraph 15 hereof, (ii) proceed to purchase the Property as provided in Paragraphs 9 and 15 hereof, or (iii) in the event Seller elects to satisfy or correct such title exceptions or survey objections, postpone Closing hereunder to a date which shall be no longer than ten (10) days following the date upon which Seller satisfies or corrects such title exceptions or survey objections, but not more than ninety days (during which time Seller shall exercise reasonable effort to cause such title exceptions or objections for matters of survey to be satisfied and corrected). In the event that Seller fails or is unable to cause such exceptions or objections to be satisfied and corrected within the time period specified in option (iii), Purchaser may elect either of options (i) or (ii) set forth immediately prior to this option (iii). Notwithstanding the foregoing, Seller shall be required to release or remove from title at Closing any monetary lien or encumbrance on the Property other than the First Mortgage and the lien for the current year's taxes which are not yet due or payable.

6. Access. Upon forty-eight (48) hours advance notice (which may be verbal notice), Seller shall provide Purchaser and its agents, servants, employees and assigns reasonable access, during Seller's normal business hours, to all documentation, agreements, books, records, and other information in the possession of Seller pertaining to the ownership, use, rental or operations of the Property, including but not limited to, financial records, tax assessments, bills and leases, and Purchaser shall have the right to make copies of such non-confidential documents as Purchaser shall reasonably specify at Purchaser's sole expense. Furthermore, Seller hereby grants to Purchaser and its agents, servants, employees, assigns and independent contractors reasonable access to enter upon the Property, upon forty-eight (48) hours advance notice (which may be verbal notice) and at reasonable times during Seller's normal business hours, for the purpose of inspecting the condition of the Property, conducting environmental and building condition assessments, surveying the Property and undertaking any physical inspections that Purchaser deems appropriate under this Agreement in its reasonable discretion; provided, however, that (i) such inspections shall be coordinated with Seller and Purchaser shall use commercially reasonable efforts to minimize any disruptions to the operation of the Property and the occupancy of the Property by tenants, and (ii) Purchaser shall not conduct any intrusive inspections or borings without the prior express written approval of the Seller in its reasonable discretion. Purchaser shall be responsible for all costs incurred by Purchaser in connection with its inspections and evaluation of the Property, and shall repair any damage caused by Purchaser and its agents. Purchaser shall indemnify and hold Seller harmless from and against any and all claims, demands, actions, losses, costs, damages, liabilities and expenses (including without limitation reasonable attorneys' fees) incurred or sustained by Seller by reason of or arising from the exercise by Purchaser of the rights and privileges granted in this Paragraph 6. The foregoing indemnity obligations shall expressly survive Closing or any termination of this Agreement.

7. **Investigation Period.**

(a)   For the period beginning with the Execution Date and extending through 5:00 p.m. on July 5, 2005 (the "Investigation Period"), Purchaser shall have the right to terminate this Agreement as provided in Paragraph 15 if Purchaser elects not to purchase the Property for any reason in its sole discretion. If no notice of termination is given by Purchaser prior to the expiration of the Investigation Period, Purchaser and Seller shall proceed toward Closing in accordance with the other terms of this Agreement, and the Earnest Money shall thereupon become non-refundable except as expressly provided herein.

(b)   Seller shall cooperate with Purchaser in connection with its evaluation of the Property and, in addition to the specific items to be provided pursuant to other provisions of this Agreement, within two (2) business days after the Execution Date Seller shall provide Purchaser with copies of all surveys, title policies, the Existing Encumbrances, reports, studies, leases (other than copies of each individual tenant lease), financial information, and Loan Documents evidencing and securing the First Mortgage, together with such other documents (the "Investigation Documents") as shall be specified on Exhibit "E" attached hereto and incorporated herein. Purchaser shall have no obligation to pay Seller for any of such reports, studies or other documents provided by Seller to Purchaser, all of which shall be provided at no cost to Purchaser.   Subject to applicable securities law disclosure requirements, Purchaser agrees that prior to Closing it will preserve the confidentiality of all such documents provided by Seller; that it will not divulge the existence or contents of any such documents to any persons, except to Lender and Purchaser's attorneys, advisors, consultants, investors and others employed or engaged by Purchaser to assist it in the purchase of the Property, each of whom shall likewise observe and preserve such confidentiality; and that it will indemnify and hold Seller harmless from any breach or violation of any such confidentiality obligations. The foregoing confidentiality obligations shall survive any termination of this Agreement but shall terminate at Closing in the event Closing occurs hereunder.

(c)   In the event that this Agreement is terminated without completion of the transaction contemplated herein, Purchaser shall return to Seller all documents provided to Purchaser pursuant to this Paragraph 7.   Additionally, Seller shall have the right, at Seller's option, to purchase from Purchaser for a purchase price of fifty percent (50%) of Purchaser's actual cost thereof (as evidenced by invoices to be provided to Seller), all studies or reports obtained by Purchaser pertaining to the Property during the course of its investigations and inspections. The foregoing obligations shall survive any termination of this Agreement, but shall terminate at Closing in the event that Closing occurs hereunder.

8.   **Purchaser's Default; Liquidated Damages.** If Purchaser defaults in performing its obligations under this Agreement, Seller's sole remedy for such default shall be to give the Escrow Agent and Purchaser prompt written notice of such default and the Escrow Agent shall, after giving the parties five (5) working days' notice thereof (if Purchaser fails to cure such default within that time), pay over to Seller the Earnest Money as full and complete liquidated damages hereunder.   Thereafter, Purchaser shall have no further obligations hereunder to Seller or any others, including but not limited to the Escrow Agent, brokers, realtors and agents, except

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for such obligations set forth herein that expressly survive termination. Notwithstanding the foregoing, in the event of a dispute regarding Seller's right to payment of the Earnest Money, Escrow Agent may continue to hold the Earnest Money subject to the provisions of Paragraph 26.

9.   Closing. The consummation of the transaction described herein ("Closing") will be held at the offices of the Title Insurer or such other location mutually agreed upon by Purchaser and Seller on or before the earlier of (i) twenty (20) days after Purchaser's receipt of "preliminary" written approval of Purchaser's TPA application by the Lender and HUD, or (ii) seventy-five (75) days after the expiration of the Investigation Period (the "Closing Date"), but subject to the limitation contained in Paragraph 22(b). At Closing, Purchaser shall pay to Seller the outstanding balance of the Purchase Price provided for in Paragraph 3(c) hereof, the Escrow Agent shall pay to Seller the Earnest Money, and Seller shall give Purchaser possession and occupancy of the Property subject only to the Permitted Encumbrances. Any eminent domain awards, proceeds from sale under threat or exercise of the power of eminent domain and insurance proceeds which are to be paid or are payable to Purchaser pursuant to Paragraph 11 hereof, shall be paid or assigned to Purchaser at Closing. Furthermore, Seller shall, at Seller's sole cost and expense, transfer or deliver to Purchaser at Closing (or at such other time hereinafter set forth) the deposits, escrows, affidavits, certificates, instruments and other matters hereinafter described, each affidavit, certificate and instrument to be executed (and, where hereinafter provided, certified or sworn) on behalf of Seller by its duly authorized officer and to be in form to be approved by counsel for Seller and Purchaser:

(a)   Limited warranty deed (the "Deed") conveying good and marketable fee simple title to the Property to Purchaser, subject only to the Permitted Encumbrances.

(b)   An assignment and assumption agreement transferring (i) all rights in, to and under the Leases or any other leases permitted hereunder of all or any portion of the Property, (ii) all of Seller's rights to the name "The Reserve at Wescott Plantation Apartments", (iii) any unexpired warranties and guaranties in effect with respect to any part of the Property, (iv) all assignable governmental and other licenses and permits affecting the Property, (v) any Contracts that Purchaser elects to assume, and (vi) all prorated items and adjustments described in Paragraph 4 above as being paid, transferred, applied or credited to Purchaser at or as of Closing. Said assignment and assumption agreement shall likewise be executed by Purchaser at Closing.

(c)   A bill of sale conveying, without warranties as to the condition thereof, all of Seller's personal property, equipment, signage and fixtures located at or used in connection with the Property, other than property owned by tenants, with Seller's warranty of title subject only to the Permitted Encumbrances.

(d)   An updated rent roll certified by Seller to be true, accurate and complete as of the Closing Date.

(e)   An affidavit executed and sworn to by Seller stating that no work has been performed on, or materials furnished as to, the Property that could give rise to any lien rights or claims of lien, in such form and content, and together with such other statements

64692.000001 RICHMOND 1446550v6

and instruments, as may be required by the Title Insurer to issue the Title Policy without exception for any liens of mechanics and materialmen.

(f)   The written opinion of legal counsel to Seller, reasonably acceptable to Purchaser, with respect to Seller's existence and authority to execute and deliver all documents to be delivered pursuant to this Agreement.

(g)   All documents required from Seller by the Lender or by HUD for the transfer of the Property to Purchaser subject to the First Mortgage in accordance with applicable HUD regulations and requirements. Purchaser shall likewise execute all documents required from Purchaser by the Lender or by HUD in accordance with applicable HUD regulations and requirements.

(h)   Evidence that the Apartments have been treated for termites and other vermin infestation, and documents reasonably necessary to transfer the existing termite bond on the Property to Purchaser at Closing.

(i)   Originals or copies (if originals are unavailable) of all Leases, assumed Contracts, blueprints, plans, specifications, manuals, warranties, and guarantees in Seller's possession relating to the Property.

(j)   An affidavit stating that all representations and warranties of Seller set forth in this Agreement remain true and correct, executed and sworn on behalf of Seller on and as of the Closing Date.

(k)   All deposits and escrows provided for in Paragraph 4(c) of this Agreement.

(l)   A certificate of non-foreign status, information required for Purchaser's compliance with 1099S regulations, and such affidavits and certifications required from or typically provided by sellers for real estate transactions in the State of South Carolina.

(m)   All other documents reasonably necessary or appropriate to complete the transaction contemplated by this Agreement.

10.   Other Costs. Seller agrees to pay at Closing all transfer or documentary stamp taxes required for recordation of the Deed. Purchaser shall pay all other costs of recording the Deed, the premium for the Title Policy and the cost of the updated survey obtained by Purchaser. Each party shall pay its own attorney's fees, regardless of whether Closing occurs.

11.   Damage or Condemnation. Seller represents that there is no condemnation or eminent domain proceeding pending or to its knowledge threatened against or affecting the Property or any portion thereof. Risk of loss (i) resulting from any such proceeding which is commenced prior to Closing, (ii) due to any cause (including but not limited to fire, other casualty and acts of God) and (iii) for public liability, shall remain on Seller until Closing. Prior to Closing, if all or part of the Property shall be destroyed or damaged by casualty or subjected to a bona fide threat of condemnation or taken under the power of eminent domain or other proceeding, and in any of such events there is more than $250,000.00 damage, destruction or

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loss, Seller shall so notify Purchaser, and Purchaser may elect either to (i) terminate this Agreement as provided in Paragraph 15 hereof or (ii) not terminate this Agreement and proceed to Closing as provided in Paragraphs 9 and 15 hereof. If Purchaser elects to close pursuant to (ii) above, then at Closing Seller shall assign, transfer and set over to Purchaser, subject to all rights of the Lender and/or HUD therein under the First Mortgage, all of Seller's right, title and interest in and to any eminent domain awards, proceeds from sale under threat or exercise of the power of eminent domain, insurance proceeds (including payment by Seller of any deductible) and claims that have been or may thereafter be made for any such taking or damage. If the damage or loss from casualty or eminent domain is less than $250,000.00, then Seller shall assign, transfer and convey to Purchaser all of Seller's right, title and interest in and to all condemnation and insurance awards arising therefrom, subject to all rights of the Lender and/or HUD therein under the First Mortgage, but if any damage or taking is reasonably estimated to be less than $250,000.00, then Seller (with the prior written approval of Purchaser) shall be entitled to utilize such insurance or condemnation awards (to the extent permitted by the Lender and/or HUD therein under the First Mortgage) to commence repair of such damage prior to Closing with the unexpended proceeds to be transferred to Purchaser at Closing (to the extent permitted by and subject to the rights of the Lender and/or HUD therein under the First Mortgage), and in either event this Agreement shall be closed pursuant to the terms hereof. Seller shall be responsible for payment of any deductible under the applicable insurance policy.

12. **Representations and Warranties.** As a material inducement to Purchaser's entering into this Agreement, Seller hereby represents, warrants and covenants that the following matters are true as of the date of this Agreement, which shall survive Closing and remain in effect for a period six (6) months thereafter:

(a) **Laws.** Seller has received no notice from any applicable governmental authorities, and has no actual knowledge, of any alleged violations by or at the Property of any applicable city, county, state and United State laws, ordinances, codes, rules and regulations.

(b) **Contracts.** Within five (5) days after the Effective Date, Seller shall provide Purchaser with copies of all Contracts presently in effect and shall identify any of the Contracts which are not cancelable by Seller, which copies shall be true, complete and correct in all material respects. The Contracts that Purchaser shall expressly elect to assume and the non-cancelable Contracts, if any, shall be the only Contracts binding upon the Property that shall survive Closing.

(c) **Systems.** To the best of Seller's knowledge, all mechanical, plumbing, electrical, heating and ventilating systems of the Property are in good working condition and repair.

(d) **Requirements.** Seller has received no notices from the Lender, HUD, any other lender, or any insurance company or governmental body or agency requiring or recommending that any repairs or work be done on the Property.

(e) **Defaults.** Seller knows of no defaults, or conditions which with the passage of time or serving of notice would constitute an event of default under the First

64692.000001 RICHMOND 1446550v6

Mortgage, the Leases, or the Contracts. Except for the required consents of the Lender and HUD, neither the execution of this Agreement by Seller nor the Closing of the transactions contemplated hereby by Seller will (i) conflict with, or result in a breach of, the terms, conditions or provisions of, or constitute a default under, any agreement or instrument to which Seller is a party, or by which it may be bound, and which would materially and adversely affect Purchaser's rights under this Agreement, Purchaser's title to the Property or the instruments which evidence or secure the First Mortgage, or (ii) result in the creation of any material lien, charge or encumbrance upon the Property, except as permitted hereby.

(f)   Apartment Tenancies. No tenant leases, other than the Leases listed in the rent roll attached as Exhibit "B", affect the Property. To Seller's knowledge, all information contained in Exhibit "B" is true, correct and complete in all material respects as of the date hereof. All leases of the Apartments are now, and will be as of the date of Closing, in substantially the form attached hereto as Exhibit "C".

(g)   Status of the Leases. To Seller's knowledge, all of the Leases are, as of the date of this Agreement, valid and in full force and effect, and free of any known claims for reduced rent or for reduction, deduction, or set-off against rent, or any other claims against Seller or any managing agent of Seller, Seller has performed and complied with all material obligations under the Leases as and when required, and Seller knows of no fact or circumstance which, with the passage of time or giving of notice or both, would constitute a default of the "landlord" or "lessor" under any of the Leases, or entitle any tenant or lessee thereunder to offsets or defenses against the prompt, current payment of rent, unless and except as otherwise indicated in the rent roll attached hereto as Exhibit "B". No rents or Leases have been assigned, pledged, hypothecated or otherwise encumbered by Seller except as additional collateral for the First Mortgage. Seller has, and as of the Closing Date Seller shall have, received no payments of rent under the Leases more than thirty-one days prior to the due dates thereof.

(h)   Commissions. There are no broker's or agent's commissions or fees owed with respect to the Leases.

(i)   Litigation.   Seller knows of no litigation or governmental or other proceeding or investigation pending or threatened against or relating to the Property or Seller, including without limitation condemnation or eminent domain proceedings.

(j)   Flooding. During Seller's ownership of the Property prior to the date hereof, there has not been any overflow or flooding from any creek, river or the lake adjacent to the Apartments that has resulted in damage or cost to the Property.

(k)   Operating Statements.   All operating statements with respect to the Property that Seller has provided to Purchaser are correct and complete in all material respects and present fairly the results of operations of the Property for the periods indicated. Seller shall provide Purchaser with operating statements for each month during the term of this Agreement (to be provided within a reasonable time after the end of each month, but in no event more than five days following Seller's receipt of the same from its management company), which statements shall include all expenses of operation, including costs relating to amortization of the First Mortgage.

(l) **Authority of Seller.** Seller is a limited liability company, duly organized and validly existing under the laws of the State of South Carolina, having McCall Capital, LLC as its Manager. Upon approval of this Agreement by Vinings Wescott, LLC, the sole Member of Seller, which approval shall be obtained within five (5) business days following the Effective Date, Seller will have the full power and authority to enter into this Agreement and to sell the Property in accordance with the terms and conditions hereof.

(m) **Labor Disputes and Agreements.** There are no general labor disputes pending or, to the best of Seller's knowledge, threatened, as to the operation or maintenance of the Apartments or any part thereof. Seller is not a party to any union or other collective bargaining contracts with employees employed as to the Apartments.

(n) **Environmental Conditions.** To the best of Seller's knowledge, except as disclosed in the Phase I Environmental Site Assessment Update for the Property prepared by Green Earth Inc. and dated March 4, 2002, a true, correct and complete copy of which has been delivered to or shall be made available to Purchaser, (i) the Property does not contain any "Hazardous Materials" (as defined below) in violation of applicable "Environmental Laws" (as defined below), (ii) the Property is not subject to federal, state or local regulations or liability because of the presence of stored, leaked, spilled or disposed petroleum products, waste materials or debris, underground storage tanks, "PCBs" or PCB items (as defined in 40 C.F.R. § 761.3), "asbestos" (as defined in 40 C.F.R. § 763.63), or the past or present accumulation, treatment, storage, disposal, spillage or leakage of any Hazardous Materials; and (iii) no portion of the Land is filled land, or is classified as a wetland or tidal water, as those terms are defined in 33 C.F.R. §328.3. Seller further represents and warrants to Purchaser that the Property shall be maintained through the Closing Date in the condition represented and warranted above. As used in this Paragraph 12(n), the term "Hazardous Materials" shall mean any hazardous wastes, hazardous substances, hazardous materials, toxic substances, hazardous air pollutants or toxic pollutants, as those terms are defined in Environmental Laws; the term "Environmental Laws" shall mean the Resource Conservation and Recovery Act (42 U.S.C.A. §§ 6901 *et seq.*), the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C.A. §§ 9601 *et seq.*), the Hazardous Materials Transportation Act (49 U.S.C.A. §§ 1801 *et seq.*), the Toxic Substances Control Act (15 U.S.C.A. §§ 2601 *et seq.*), the Clean Air Act (42 U.S.C.A. §§ 7401 *et seq.*), and the Clean Water Act (33 U.S.C.A. §§ 1251 *et seq.*), or any amendments thereto, or any regulations promulgated pursuant thereto, or any applicable state or local law, regulation or ordinance relating to the foregoing matters.

(o) **First Mortgage.** Within five (5) days after the Effective Date, Seller shall provide Purchaser with copies of all Loan Documents evidencing or securing the First Mortgage, which copies shall be true, complete and correct in all material respects.

64692.000001 RICHMOND 1446550v6

(p)   Condemnation Proceedings; Roadways. Seller has received no notices of any condemnation or eminent domain proceedings pending or threatened against the Property or any part thereof.

13.   Operation of the Property. Between the date hereof and Closing, Seller will maintain and operate the Property in accordance with first class apartment management practices for the Summerville, South Carolina area. Between the date hereof and Closing, Seller agrees that no new leases will be entered into with any new or existing tenants unless such leases (i) have a lease term (including renewals and extensions) not in excess of one year, (ii) are at rent levels not "materially" ("materially" being defined for these purposes as being 10% or more) less than the market rates reflected in the current rent roll, or if such leases are at rent levels materially less than the market rates reflected in the current rent roll, Purchaser shall have approved such leases, which approval shall not be unreasonably withheld, and (iii) are pursuant to the form of lease attached hereto as Exhibit "C". Seller shall make all payments due on the First Mortgage and pay all operating expenses through the Closing Date. Additionally, Seller shall, at its sole cost, cause all apartment units located on the Property which have been vacated more than seven (7) days prior to Closing to be in "rent-ready" condition as of the Closing Date.

14.   Commission. Each of Seller and Purchaser represents to the other that there are no amounts due any realtor, broker, agent, finder or other person in connection with this transaction other than Apartment Realty Advisors. Seller shall be responsible for any commission which may be due and payable to Apartment Realty Advisors. Each of Seller and Purchaser covenants that it will indemnify and hold the other harmless from and against any and all liabilities and expenses in connection with any claim or claims of any other realtor, broker, agent, finder or other person arising out of its participation in this transaction, including, without limitation, attorneys' fees.

15.   Termination; Specific Performance. If the Title Insurer fails or refuses at Closing to issue the Title Policy as provided in Paragraph 5 of this Agreement, or if Purchaser elects to terminate this Agreement pursuant to Paragraph 5, Paragraph 7, Paragraph 11 or Paragraph 22 hereof, or if Seller has breached or is unable to perform any of its agreements, covenants and obligations hereunder, or if any of Seller's representations and warranties are not true and correct in any material respect as of the Closing Date as if then made, then, in any such event, or upon any other event for termination set forth in this Agreement, Purchaser may, at its option, and upon five (5) days' written notice thereof to Seller and the Escrow Agent (and Seller's failure or inability to cure any such breath or default within that time) either (i) terminate this Agreement, in which event the Escrow Agent forthwith shall return the Earnest Money in full to Purchaser and the parties hereto shall have no further obligations or liabilities hereunder or (ii) proceed to purchase all of the Property as provided in this Agreement; provided, however, that if Purchaser exercises either of the foregoing options set forth in this Paragraph 15 as a consequence of a willful breach or default by Seller in performing its obligations hereunder, Purchaser shall retain all remedies at law and in equity with respect thereto (including but not limited to the right to specific performance of this Agreement).

16.   Assignment. Purchaser may, without Seller's consent, assign this Agreement and all of its rights hereunder to a single-purpose entity to be formed by Purchaser in compliance with applicable HUD requirements, which entity shall acquire title to the Property at Closing and

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of which entity Purchaser or an affiliate of Purchaser shall be a principal. Purchaser shall further have the right, with the written consent of Seller, which consent shall not be unreasonably withheld, to assign this Agreement and all of its rights hereunder to any other entity or individual. Notwithstanding any of the foregoing, however, in the event of any assignment of this Agreement by Purchaser, whether with or without the written consent of Seller, Purchaser shall remain jointly and severally liable with such assignee for all obligations and liabilities hereunder subject, in all events, to the provisions of Paragraph 8. Anything contained herein to the contrary notwithstanding, either party may assign this Agreement to a qualified intermediary for purposes of effecting a 1031 exchange as provided in Paragraph 27 below.

17. Waiver. The failure of either party to exercise any right hereunder, or to insist upon strict compliance by the other party, shall not constitute a waiver of that party's right to demand strict compliance with the terms and conditions of this Agreement.

18. Insurance. Seller shall not cancel or voluntarily allow to expire any existing insurance policy pertaining to the Property unless any such policy is replaced, without any lapse of coverage, by another policy or policies providing coverage at least as extensive as the policy or policies to be replaced.

19. Notices. Any notices, requests, or other communications required or permitted to be given hereunder shall be in writing and shall be either (i) delivered by hand, (ii) mailed by United States certified or registered mail, return receipt requested, postage prepaid, (iii) sent by overnight delivery service (e.g., Federal Express, Airborne, etc.) or (iv) sent by facsimile (with the original being sent by one of the other permitted means or by regular United States mail) and addressed to each party at the applicable address set forth herein. Any such notice, request, or other communication shall be considered given or delivered, as the case may be, on the date of hand delivery (if delivered by hand), on the third (3rd) day following deposit in the United States mail (if sent by United States registered mail), on the next business day following deposit with an overnight delivery service with instructions to deliver on the next day or on the next business day (if sent by overnight delivery service), or on the day sent by facsimile (if sent by facsimile, provided the original is sent by one of the other permitted means as provided herein in this paragraph or by regular United States mail). However, the time period within which a response to any notice or request must be given, if any, shall commence to run from the date of actual receipt of such notice, request, or other communication by the addressee thereof. Rejection or other refusal to accept or inability to deliver because of a changed address of which no notice was given shall be deemed to be receipt of the notice, request, or other communication. By giving at least ten (10) days prior written notice thereof, any party hereto may, from time to time and at any time, change its mailing address hereunder.

If to Purchaser:

America First Apartment Investors, Inc.
101 East 52nd Street, 25th Floor
New York, New York 10022
Attention: John H. Cassidy
Fax: (212) 935-8761

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With a copy to:

Hunton & Williams LLP
Riverfront Plaza, East Tower
951 East Byrd Street
Richmond, Virginia 23219
Attention: Andrew J. Tapscott
Fax: (804) 788-8218

If to Seller:

Wescott Reserve, LLC
531 South Main Street, Suite 207
Greenville, South Carolina 29601
Attention: Marcus S. McCall
Fax: (864) 370--0075

With a copy to:

Womble Carlyle Sandridge & Rice, PLLC
104 South Main Street, Suite 700
Greenville, South Carolina 29601
Attention: W. Lindsay Smith
Fax: (864) 255-5483

If to Escrow Agent:

Lawyers Title Insurance Corporation
c/o LandAmerica Financial Group, Inc.
600 East Main Street, Suite 1400
Richmond, Virginia 23219
Attention: Brian L. Carr, Esq.
Fax: (804) 788-7062

20.   Survival. All of Seller's and Purchaser's covenants, agreements, representations and warranties contained in Paragraphs 4, 6, 7, 12, 14, 15, 21, 26 and 27 of this Agreement shall survive Closing and not merge into the Deed or any other documents delivered hereunder.

21.   Indemnification. Seller hereby agrees to indemnify and hold harmless Purchaser and its successors and assigns from and against any and all claims, costs, penalties, damages, losses, liabilities and expenses (including reasonable attorneys' fees) arising before or after Closing (i) as a result of any property damage or injuries to persons, including death, caused by any occurrence as to the Property prior to Closing, or (ii) as a direct and proximate consequence of any breach by Seller of any of its representations, warranties or obligations set forth herein or in any other document or instrument delivered by Seller pursuant hereto. Purchaser agrees to indemnify and hold harmless Seller and its successors and assigns from and against any and all claims, costs, penalties, damages, losses, liabilities and expenses (including reasonable attorneys' fees) arising before or after Closing (i) as a result of any property damage or injuries to persons,

64692.000001 RICHMOND 1446550v6

including death, caused by any occurrence as to the Property after Closing or (ii) as a direct and proximate consequence of any breach by Purchaser of any of its obligations set forth herein or in any other document or instrument delivered by Purchaser pursuant hereto.

22.   Condition for Purchaser's Protection.

(a)   Purchaser's obligation to purchase the Property is further subject to the condition precedent that the Lender and HUD shall approve the sale of the Property to Purchaser subject to the First Mortgage as provided in this Agreement, and the rights and obligations of the parties under this Agreement are expressly conditioned upon approval by HUD of the transaction as set forth in Form HUD 92266, Application for Transfer of Physical Assets, and supporting documents submitted to HUD and as otherwise required by HUD and the Lender. No transfer of any interest in the Property under this Agreement shall be effective prior to such HUD approval. Purchaser will not take possession of the Property nor assume any benefits of Property ownership prior to such approval by HUD. The Purchaser, and its successors and assigns, shall have no right upon any breach by Seller hereunder to seek to collect damages, directly or indirectly, from the Property which is the subject of this transaction, including from any assets, rents, issues or profits thereof; and Purchaser shall have no right to effect a lien upon the Property or the assets, rents, issues, or profits thereof.

(b)   Purchaser shall submit complete duplicate original TPA application packages to HUD, in full compliance with Form HUD 92266, no later than the final day of the Investigation Period and shall diligently pursue approval of the application at Purchaser's sole expense. Purchaser shall promptly forward to HUD any deficiencies in the TPA package as may be identified by HUD. Seller shall cooperate with Purchaser in connection with such application including providing all information and documents within Seller's possession or control as may be reasonably required on a timely basis. Purchaser shall provide a copy of its proposed TPA package, exclusive of any confidential documents, to Seller not less than two (2) business days prior to intended submittal to HUD. If Purchaser does not elect to terminate this Agreement prior to expiration of the Investigation Period, Purchaser's failure to diligently pursue the approval of the TPA by HUD and the Lender, or Purchaser's withdrawal of the TPA application after submission, shall constitute a default by Purchaser hereunder. If Purchaser is not approved within sixty (60) days after submittal of the application, either party may terminate this Agreement by written notice to the other party and the Escrow Agent, in which event the Earnest Money will be refunded to Purchaser.

(c)   In connection with Purchaser's assumption of the First Mortgage, Purchaser and Seller acknowledge that there may be certain escrow deposits (i.e. tax, insurance, MIP, replacement reserves, etc.) being held by the Lender or HUD in connection with the Property. Purchaser and Seller acknowledge and agree that, at Closing, said escrows shall transfer with the Property to Purchaser, but that Seller shall be entitled to a credit for the amounts held in such escrow deposits, subject to the other provisions of this Agreement regarding proration of real estate taxes and other expenses. Seller shall also be entitled to a credit for any prepaid MIP. Purchaser shall be responsible for establishing any new escrows with HUD and/or the Lender in such amounts as HUD

15

or the Lender may require or for any additional payments to such existing escrows that may be required by HUD or the Lender. Additionally, Seller and Purchaser shall each pay fifty (50%) percent of any assumption fees that may be payable to the Lender or HUD in connection with Purchaser's assumption of the First Mortgage; provided that Seller shall not be liable for any application fees due to HUD in connection with the TPA application to be submitted to HUD by Purchaser.

23.   <u>Governing Law</u>. This Agreement shall be governed by, and construed under, the laws of the State of South Carolina.

24.   <u>Binding Effect</u>. This Agreement shall be fully binding on, and enforceable against, all parties hereto and their respective heirs, administrators, successors and permitted assigns.

25.   <u>Entire Agreement; Counterparts</u>. This Agreement contains the entire agreement between the parties relating to the Property and supersedes all prior and contemporaneous negotiations, understandings and agreements, written or oral, between the parties. This Agreement shall not be amended or modified, and no waiver of any provision hereof shall be effective, unless set forth in a written instrument authorized and executed with the same formality as this Agreement. This Agreement may be executed in several counterparts, each constituting a duplicate original. It shall not be necessary that each party's signature appear on the same page as each other party. All such signatures and counterparts shall constitute one and the same agreement.

26.   <u>Escrow Agent</u>.

(a)   Escrow Agent joins in this Agreement to agree to accept and hold the Initial Deposit and the Additional Deposit in accordance with the terms of this Agreement.

(b)   Purchaser and Seller agree that in performing any of its duties under this Agreement, Escrow Agent shall not be liable for any loss, costs or damage which it may incur as a result of serving as Escrow Agent hereunder, except for any loss, costs or damage arising out of the gross negligence or willful misconduct of Escrow Agent. Accordingly, Escrow Agent shall not incur any liability with respect to any action taken or omitted to be taken in good faith upon reliance upon any document, including any written notice of instruction provided for in this Agreement, not only as to its due execution and validity and effectiveness of its provisions, but also to the truth and accuracy of any information contained therein, which Escrow Agent shall in good faith believe to be genuine, to have been signed or presented by a proper person or persons and to conform with the provisions of this Agreement.

(c)   In the event of a dispute between any of the parties hereto, sufficient in the discretion of Escrow Agent to justify its doing so, Escrow Agent shall be entitled to tender unto the registry or custody of any court of competent jurisdiction all money held by it under the terms of this Agreement, together with such legal pleadings as it deems

16

appropriate and thereupon be discharged from further responsibility under this Agreement.

27.   Like-Kind Exchange. The parties hereby acknowledge and agree that either the Seller or Purchaser may elect to consummate the purchase and sale of the Property as part of a like kind exchange (the "Exchange"), pursuant to §1031 of the Internal Revenue Code of 1986, as amended (the "Code"), and each agrees to reasonable cooperate with the other party to effectuate the Exchange, provided that (i) the Closing shall not be delayed or affected by reason of any Exchange nor shall the consummation or accomplishment of any Exchange be a condition precedent or condition subsequent to Purchaser's or Seller's obligations under this Agreement; (ii) any Exchange shall be effected through a qualified intermediary and neither party shall be required to acquire or hold title to any real property for purposes of consummating an Exchange involving the other party; (iii) the party consummating the Exchange (the "Exchanging Party") shall not be released from any of its obligations under this Agreement; and (iv) the Exchanging Party shall pay any additional costs that would not otherwise have been incurred had the Exchanging Party not consummated the sale or purchase of the Property through the Exchange.

[SIGNATURES ON FOLLOWING PAGE]

17

IN WITNESS WHEREOF, the parties have caused this instrument to be executed for and in their respective names by their duly authorized officials and agree to be bound hereby as of the day and year first above stated.

SELLER:

WESCOTT RESERVE, LLC

By: McCall Capital, LLC, its Manager

By _____
Marcus S. McCall, President

PURCHASER:

AMERICA FIRST APARTMENT INVESTORS, INC.

By: _____
     John H. Cassidy
Title: President

ESCROW AGENT:

LAWYERS TITLE INSURANCE CORPORATION

By _____
Name: _____
Title: _____

64692.000001 RICHMOND 1446550v6

IN WITNESS WHEREOF, the parties have caused this instrument to be executed for and in their respective names by their duly authorized officials and agree to be bound hereby as of the day and year first above stated.

SELLER:

WESCOTT RESERVE, LLC

By: McCall Capital, LLC, its Manager

By: ______________________
Marcus S. McCall, President

PURCHASER:

AMERICA FIRST APARTMENT INVESTORS, INC.

By: John H. Cassidy
John H. Cassidy
Title: President

ESCROW AGENT:

LAWYERS TITLE INSURANCE CORPORATION

By: Brian L Carr
Name: Brian L Carr
Title: NCS Counsel

18

64692.000001 RICHMOND 1446550v6

Exhibit A

All that certain piece, parcel, or tract of land, with any improvements thereon, situate, lying, and being in the City of North Charleston, County of Dorchester, State of South Carolina, located on the northern side of the right of way of Wescott Boulevard (150' R/W), and being more particularly shown and designated as Parcel 1, containing 16.88 acres, more or less, on plat of survey dated March 14, 2003, entitled "ALTA/ACSM Land Title Survey of FHA Project No. 054-35652, Project Name: The Reserve at Wescott Plantation, Wescott Boulevard, North Charleston, Dorchester County, South Carolina," prepared by Trico Engineering Consultants, Inc., and recorded March 19, 2003 in Plat Cabinet K, page 58. Reference to said plat is hereby craved for a fuller description, with all measurements being a little more or less.

ALSO:

EASEMENT PARCEL

A perpetual, non-exclusive easement to plan, lay out, build, use, and maintain an asphalt pathway for pedestrian and bicycle travel, with said pathway to be utilized by tenants of the apartment complex located on the hereinabove described parcel, on, over, and across that portion of the adjoining property now owned by Vinings Wescott, LLC, a South Carolina limited liability company, shown as "Proposed 10' Walking Trail Easement" on plat of survey dated March 14, 2003, entitled "ALTA/ACSM Land Title Survey of FHA Project No. 054-35652, Project Name: The Reserve at Wescott Plantation, Wescott Boulevard, North Charleston, Dorchester County, South Carolina," prepared by Trico Engineering Consultants, Inc., and recorded March 19, 2003 in Plat Cabinet K, page 58.

19

Exhibit B

[Rent Roll with List of Leases]

SS1410
ResWes
Select: 05/25/05
192 Apt., 207,960 Sq. Ft.

Rent Roll Report
Integrity Property Management
The Reserve at Wescott
May 25, 2005

Apt.	Type	Apt. Status	Names	R S.	Sq.Ft.	Market Rent	Code	Lease Charges	Gross Possible	Actual Potential Charges	M/I Date M/O Date	Lease Expires Term	Sec/Other Deposit	Ending Balance
00 - 111	B4	OC	Classic Golf Management	C	1,132	834.00	Rent	809.00	809.00	809.00	03/30/04	03/31/06	0.00	0.00
		N	Franklin Abell				Memb	(809.00)				12	0.00	
							Total:	0.00						
00 - 112	A2	OC	Maily Snell	C	942	735.00	Rent	725.00	725.00	725.00	03/29/04	04/30/06	0.00	0.00
		N	Mary McCraine				Garb	3.00				12	0.00	
							Total:	728.00						
00 - 113	B4	NL	Michael Anthony	N	1,132	869.00	Rent	859.00	859.00	859.00	02/05/05	07/31/05	0.00	0.00
		N	Bianca Anthony				Garb	3.00				6	0.00	
							Total:	862.00						
00 - 113	B4	NL	Benjy Merriweather	L	1,132	869.00	Rent	869.00 *	869.00			06/03/06	0.00	0.00
		N	Debrah Merriweather				Garb	3.00 *				12	0.00	
			Shanee Merriweather				Total:	872.00						
			Saron Merriweather											
00 - 114	A2	OC	Tom Mitchell	C	942	750.00	Rent	740.00	740.00	740.00	03/27/04	04/30/06	0.00	0.00
		N					Garb	3.00				12	0.00	
							Total:	743.00						
00 - 115	A2	NA	Joffrey Clark	N	942	735.00	Rent	710.00	710.00	710.00	04/02/04	12/31/05	0.00	0.00
		N					WD	50.00				21	0.00	
							Total:	760.00						
00 - 116	B4	OC	Ethelwoldo Gonzalez	C	1,132	834.00	Rent	809.00	809.00	809.00	04/16/04	05/31/05	0.00	0.00
		N					Garb	3.00				14	0.00	
							Stor	20.00						
							Total:	832.00						
00 - 117	A2	OC	William McGeorge	C	942	750.00	Rent	740.00	740.00	740.00	03/26/04	04/30/06	0.00	(3.29)
		N					Garag	100.00				12	0.00	
							Garb	3.00						
							Total:	843.00						
00 - 118	B4	OC	David Burgess	C	1,132	869.00	Rent	859.00	859.00	859.00	10/06/04	10/31/05	0.00	0.00
		N					Garb	3.00				13	0.00	
							Total:	862.00						
00 - 121	B4	NL	Ryan Brownlow	N	1,132	854.00	Rent	829.00	829.00	829.00	04/09/04	05/31/05	0.00	0.00
		N	Nicole Brownlow				Total:	829.00				14	0.00	
00 - 121	B4	NL	John Collins	L	1,132	854.00	Rent	854.00 *	854.00			02/19/06	0.00	0.00
		N	Carmella Collins				Garb	3.00 *				7	0.00	
							Total:	857.00						

SSI410
ResWes
Select: 05/25/05
192 Apt., 207,960 Sq. Ft.

Rent Roll Report
Integrity Property Management
The Reserve at Wescott
May 25, 2005

Page: 2
05/2005
05/26/05
8:12

Apt.	Type	Apt. Status	Names	R S	Sq.Ft.	Market Rent	Code	Lease Charges	Gross Possible	Actual Potential Charges	M/I Date M/O Date	Lease Expires Term	Sec/Other Deposit	Ending Balance
00 - 122	A1	OC	Joyce Sweeney	C	854	695.00	Rent	670.00	670.00	670.00	04/12/04	05/31/05	0.00	0.00
		N					Total:	670.00				14	0.00	
00 - 123	B4	OC	Model	C	1,132	869.00	Model	859.00 *	859.00	859.00	04/19/04	05/31/05	0.00	0.00
		M					Total:	859.00				14	0.00	
00 - 124	A1	OC	Pamela Wilson	C	854	710.00	Rent	700.00	700.00	700.00	11/18/04	05/31/05	0.00	0.00
		N					Garb	3.00				7	0.00	
							Total:	703.00						
00 - 125	A1	OC	Marlene Burns	C	854	695.00	Rent	685.00	685.00	685.00	03/27/04	04/30/06	0.00	0.00
		N					Garb	3.00				12	0.00	
							Total:	688.00						
00 - 126	B4	OC	Ashley Bendig	C	1,132	854.00	Rent	844.00	844.00	844.00	11/01/04	09/30/05	0.00	0.00
		N	Travis Veimilyea				Garb	3.00				11	0.00	
							Total:	847.00						
00 - 127	A1	NA	Wade Fullwood	N	854	710.00	Rent	700.00	700.00	700.00	11/05/04	07/31/05	0.00	(13.63)
		N					Garb	3.00				3	0.00	
							Total:	703.00						
00 - 128	B4	OC	Tony Simonis	C	1,132	869.00	Rent	844.00	844.00	844.00	10/07/04	06/30/05	0.00	0.00
		N					Garb	3.00				9	0.00	
							Total:	847.00						
00 - 131	B4	OC	Jason Richardson	C	1,132	824.00	Rent	814.00	814.00	814.00	11/19/04	05/31/05	0.00	(0.95)
		N					Garb	3.00				7	0.00	
							Total:	817.00						
00 - 132	A1	OC	Meredith Daniels	C	854	685.00	Rent	675.00	675.00	675.00	03/12/05	11/11/05	0.00	0.00
		N					Garb	3.00				9	0.00	
							Total:	678.00						
00 - 133	B4	VL	Will Beary	L	1,132	879.00	Rent	869.00 *	869.00			05/31/06	0.00	0.00
		N	Samantha Davis				Garb	3.00 *				12	0.00	
							Total:	872.00						
00 - 133	B4	VL	Vacancy		1,132	879.00			879.00					
		N												
00 - 134	A1	OC	Vince Howard	C	854	700.00	Rent	690.00	690.00	690.00	02/25/05	07/24/05	0.00	0.00
		N					Garb	3.00				5	0.00	
							Total:	693.00						

SSI410
ResWes
Select: 05/25/05
192 Apt., 207,960 Sq. Ft.

Rent Roll Report
Integrity Property Management
The Reserve at Wescott
May 25, 2005

Apt.	Type	Apt. Status	Names	R S	Sq.Ft.	Market Rent	Code	Lease Charges	Gross Possible	Actual Potential Charges	M/I Date M/O Date	Lease Expires Term	Sec/Other Deposit	Ending Balance
00 - 135	A1	OC	Christopher Scutary	C	854	685.00	Rent	675.00	675.00	675.00	11/05/04	10/31/05	0.00	0.00
		N					Garb	3.00				12	0.00	
							Total:	678.00						
00 - 136	B4	NL	Ronald Ward	N	1,132	824.00	Rent	814.00	814.00	814.00	01/15/05	06/30/05	0.00	0.00
		N					Garb	3.00				6	0.00	
							Total:	817.00						
00 - 136	B4	NL	Jason Magill	L	1,132	824.00	Rent	824.00 *	824.00			07/13/06	0.00	0.00
		N	Jacqueline Magill				Meter	3.00 *				12	0.00	
							Total:	827.00						
00 - 137	A1	VL	Nicole Edwards	L	854	700.00	Rent	700.00 *	700.00			03/14/06	0.00	0.00
		N	Lennon Davis				Garb	3.00 *				9	0.00	
							Total:	703.00						
00 - 137	A1	VL	Vacancy		854	700.00			700.00					
		N												
00 - 138	B4	OC	Matthew Larson	C	1,132	864.00	Rent	841.00	841.00	841.00	05/06/04	11/30/05	0.00	0.00
		N	Christy Hamilton				Garb	3.00				19	0.00	
							Total:	844.00						
00 - 211	B6	NL	Seneca Johns	N	1,171	854.00	Rent	844.00	844.00	844.00	01/04/05	06/30/05	0.00	0.00
		N	Jennifer Johns				Garb	3.00				6	0.00	
							Garag	100.00						
							Total:	947.00						
00 - 211	B6	NL	Lamont Brown	L	1,171	854.00	Rent	854.00 *	854.00			08/05/06	0.00	0.00
		N	Latasha Hale				Meter	3.00 *				12	0.00	
							Total:	857.00						
00 - 212	A2	OC	Lori Becker	C	942	735.00	Rent	725.00	725.00	725.00	01/19/05	07/31/05	0.00	0.00
		N					Garb	3.00				6	0.00	
							Total:	728.00						
00 - 213	B6	OC	Nicki Paradise	C	1,171	889.00	Rent	864.00	864.00	864.00	06/04/04	10/31/05	0.00	0.00
		N					Garag	100.00				9	0.00	
							Total:	964.00						
00 - 214	A2	OC	William Allen	C	942	750.00	Rent	725.00	725.00	725.00	04/28/04	05/31/05	0.00	0.00
		N					Total:	725.00				14	0.00	
00 - 215	A2	OC	Lucille Ehlen	C	942	735.00	Rent	725.00	725.00	725.00	04/29/04	10/31/05	0.00	0.00
		N	Stephen McCorkle				Garb	3.00				7	0.00	
							Total:	728.00						

Page: 4
05/2005
05/26/05
8:12

Rent Roll Report
Integrity Property Management
The Reserve at Wescott
May 26, 2005

SSI410
ResWes
Select: 05/25/05
192 Apt., 207,960 Sq. Ft.

Apt.	Type	Apt. Status	Names	R S	Sq.Ft.	Market Rent	Code	Lease Charges	Gross Possible	Actual Potential Charges	M/I Date M/O Date	Lease Expires Term	Sec/Other Deposit	Ending Balance
00 - 216	B6	NL	Angie Taylor	N	1,171	854.00	Rent	829.00	829.00	829.00	05/14/04	05/31/05	0.00	0.00
		N	Jennie Moore				Stor	20.00				13	0.00	
							Total:	849.00						
00 - 216	B6	NL	Brenda Yaussy	L	1,171	854.00	Rent	854.00 *	854.00			06/03/06	0.00	0.00
		N	Theron Yaussy				Garb	3.00 *				12	0.00	
							Total:	857.00						
00 - 217	A2	NL	Anna Pedalino	N	942	750.00	Rent	725.00	725.00	725.00	04/24/04	05/31/05	0.00	(11.74)
		N	Joe Pedalino				Garb	3.00				14	0.00	
							Total:	728.00						
00 - 217	A2	NL	Mark Carter	L	942	750.00	Rent	740.00 *	740.00			11/30/05	0.00	0.00
		N					Garb	3.00 *				6	0.00	
							Total:	743.00						
00 - 218	B6	OC	Patty Ardis	C	1,171	889.00	Garb	3.00	0.00	839.00	04/24/04	04/30/05	0.00	0.00
		N					Total:	3.00				13	0.00	
00 - 221	B6	OC	Jody Spedden	C	1,171	854.00	Rent	829.00	829.00	829.00	05/06/04	06/30/05	0.00	0.00
		N	Megan Speddman				Total:	829.00				14	0.00	
00 - 222	A1	OC	Brian Leupold	C	854	695.00	Rent	685.00	685.00	685.00	01/07/05	10/31/05	0.00	0.00
		N					Garb	3.00				10	0.00	
							Total:	688.00						
00 - 223	B6	OC	Dave Kruse	C	1,171	889.00	Rent	864.00	864.00	864.00	09/10/04	12/31/05	0.00	0.00
		N					Garb	3.00				16	0.00	
							Total:	867.00						
00 - 224	A1	OC	Jarrett Boldin	C	854	710.00	Rent	685.00	685.00	685.00	05/01/04	05/31/05	0.00	0.00
		N					Garb	3.00				13	0.00	
							Total:	688.00						
00 - 225	A1	OC	Pernon Mitchell	C	854	695.00	Rent	670.00	670.00	670.00	09/24/04	09/30/05	0.00	0.00
		N					Garb	3.00				13	0.00	
							Total:	673.00						
00 - 226	B6	OC	John McClish	C	1,171	854.00	Rent	844.00	844.00	844.00	11/26/04	11/30/05	0.00	0.00
		N					Garb	3.00				13	0.00	
							Total:	847.00						
00 - 227	A1	OC	Tiffany Dickson	C	854	710.00	Rent	700.00	700.00	700.00	09/10/04	11/30/05	0.00	0.00
		N	Seth Gott				Garb	3.00				8	0.00	
							Total:	703.00						

SSI410
ResWes
Select: 05/25/05
192 Apt., 207,960 Sq. Ft.

Rent Roll Report
Integrity Property Management
The Reserve at Wescott
May 25, 2005

Apt.	Type	Apt. Status	Names	R S	Sq.Ft.	Market Rent	Code	Lease Charges	Gross Possible	Actual Potential Charges	M/I Date M/O Date	Lease Expires Term	Soc/Other Deposit	Ending Balance
00 - 228	B6	NL	Jeffrey Benson	N	1,171	889.00	Rent	864.00	864.00	864.00	09/05/04	06/30/05	0.00	0.00
		N					Garb	3.00				10	0.00	
							Total:	867.00						
00 - 228	B6	NL	Karen Miller	L	1,171	889.00	Rent	889.00 *	889.00			05/14/06	0.00	0.00
		N					Garb	3.00 *				10	0.00	
							Total:	892.00						
00 - 231	B6	OC	Larkin Smith	C	1,171	844.00	Rent	824.00	824.00	824.00	01/14/05	12/31/05	0.00	0.00
		N					Garb	3.00				12	0.00	
							Total:	827.00						
00 - 232	A1	OC	Christina Pierman	C	854	685.00	Rent	675.00	675.00	675.00	02/19/05	08/18/05	0.00	42.24
		N	John Thomason				Garag	3.00				6	0.00	
							Total:	678.00						
00 - 233	B6	OC	Gayle Labelle	C	1,171	899.00	Rent	874.00	874.00	874.00	09/03/04	09/30/05	0.00	0.00
		N	Fred Judkins				Garb	3.00				13	0.00	
							Total:	877.00						
00 - 234	A1	OC	Angela Cumming	C	854	700.00	Rent	675.00	675.00	675.00	05/16/04	05/31/05	0.00	0.00
		N	Carol Cumming				Garb	3.00				13	0.00	
							Total:	678.00						
00 - 235	A1	OC	Shawn Hartford	C	854	685.00	Rent	675.00	675.00	675.00	01/19/05	07/19/05	0.00	0.00
		N					Garb	3.00				6	0.00	
							Total:	678.00						
00 - 236	B6	OC	ACRS	C	1,171	844.00	Rent	834.00	834.00	834.00	01/01/05	01/31/06	0.00	0.00
		N					Garb	3.00				12	0.00	
							Total:	837.00						
00 - 237	A1	OC	Gary Fisher	C	854	700.00	Rent	690.00	690.00	690.00	12/04/04	07/31/05	0.00	0.00
		N					Garb	3.00				8	0.00	
							Total:	693.00						
00 - 238	B6	OC	Justin Moyer	C	1,171	899.00	Rent	889.00	889.00	978.00	04/28/05	10/27/05	0.00	0.00
		N	Samantha Moyer				Garb	3.00				6	0.00	
							Total:	892.00						
00 - 311	B6	OC	Carrie Saelzler	C	1,171	854.00	Rent	854.00	854.00	523.00	05/13/05	12/12/05	0.00	0.00
		N	Paul H Saelzler				Garb	3.00				8	0.00	
			Kyle Saelzler				Total:	857.00						
			Alex Saelzler											

$SI410
ResWes
Select: 05/25/05
192 Apt., 207,960 Sq. Ft.

Rent Roll Report
Integrity Property Management
The Reserve at Wescott
May 25, 2005

Apt.	Type	Apt. Status	Names	R S	Sq.Ft.	Market Rent	Code	Lease Charges	Gross Possible	Actual Potential Charges	M/I Date M/O Date	Lease Expires Term	Sec/Other Deposit	Ending Balance
00 - 312	A2	OC	John McMasters	C	942	735.00	Rent	725.00	725.00	725.00	07/30/04	10/31/05	0.00	0.00
		N	Sandra Whetsell				Garb	3.00				7	0.00	
							Total:	728.00						
00 - 313	B6	OC	Jason Vannoy	C	1,171	869.00	Rent	844.00	844.00	844.00	10/15/04	10/31/05	0.00	0.00
		N	Lora Vannoy				Garb	3.00				13	0.00	
							Total:	847.00						
00 - 314	A2	OC	Dora Weise	C	942	750.00	Rent	725.00	725.00	725.00	07/30/04	08/31/05	0.00	0.00
		N					Garb	3.00				14	0.00	
							Total:	728.00						
00 - 315	A2	OC	Jaquan Wright	C	942	735.00	Rent	725.00	725.00	797.00	04/28/05	03/27/06	0.00	0.00
		N					Garb	3.00				11	0.00	
							Total:	728.00						
00 - 316	B6	OC	Laurel Davies	C	1,171	854.00	Rent	829.00	829.00	829.00	08/01/04	08/31/05	0.00	(19.01)
		N					Garb	3.00				13	0.00	
							Total:	832.00						
00 - 317	A2	OC	Jason Smith	C	942	750.00	Rent	725.00	725.00	725.00	08/05/04	10/31/05	0.00	0.00
		N	Liz Prigge				Garb	3.00				15	0.00	
							Garag	100.00						
							Total:	828.00						
00 - 318	B6	OC	David North	C	1,171	869.00	Rent	847.00	847.00	847.00	07/31/04	08/31/05	0.00	0.00
		N	Pamela North				Total:	847.00				14	0.00	
00 - 321	B6	NL	Julie Schneider	N	1,171	854.00	Rent	809.00	809.00	809.00	09/19/04	06/24/05	0.00	0.00
		N	Mark Schneider				Garb	3.00				2	0.00	
							Garag	100.00						
							Total:	912.00						
00 - 321	B6	NL	Justin Kaspar	L	1,171	854.00	Rent	854.00 *	854.00			07/15/06	0.00	0.00
		N	Corbin Worley				Garb	3.00 *				12	0.00	
							Total:	857.00						
00 - 322	A1	OC	Andrea Roberts	C	854	695.00	Rent	650.00	650.00	650.00	07/31/04	09/30/05	0.00	0.00
		N					Garb	3.00				15	0.00	
							Total:	653.00						
00 - 323	B6	OC	Heather Ross	C	1,171	854.00	Rent	809.00	809.00	809.00	08/01/04	09/30/05	0.00	0.00
		N	Tony Ross				Garb	3.00				14	0.00	
							Total:	812.00						

SSI410
ResWes
Select: 05/25/05
192 Apt., 207,960 Sq. Ft.

Rent Roll Report
Integrity Property Management
The Reserve at Wescott
May 25, 2005

Apt.	Type	Apt. Status	Names	R S	Sq.Ft.	Market Rent	Code	Lease Charges	Gross Possible	Actual Potential Charges	M/I Date M/O Date	Lease Expires Term	Sec/Other Deposit	Ending Balance
00 - 324	A1	NA	Christopher Lucarelli	N	854	715.00	Rent	705.00	705.00	637.00	05/04/05	02/03/06	0.00	0.00
		N					Garb	3.00				10	0.00	
							Total:	708.00						
00 - 325	A1	OC	Jim Shelby	C	854	695.00	Rent	650.00	650.00	650.00	07/31/04	11/30/05	0.00	0.00
		N					Garb	3.00				10	0.00	
							Total:	653.00						
00 - 326	B6	OC	Robin Potsalis	C	1,171	854.00	Rent	809.00	809.00	809.00	08/28/04	08/31/05	0.00	0.00
		N					Garb	3.00				13	0.00	
							Total:	812.00						
00 - 327	A1	NA	Linda Peer	N	854	730.00	Rent	685.00	685.00	685.00	08/18/04	10/31/05	0.00	0.00
		N					Garb	3.00				15	0.00	
							Total:	688.00						
00 - 328	B6	NA	Frances Atkins	N	1,171	869.00	Rent	824.00	824.00	824.00	07/29/04	08/31/05	0.00	0.00
		N					Garb	3.00				14	0.00	
							Total:	827.00						
00 - 331	B6	OC	Kelly Steiner	C	1,171	864.00	Rent	854.00	854.00	854.00	12/15/04	12/31/05	0.00	0.00
		N					Garb	3.00				13	0.00	
							Total:	857.00						
00 - 332	A1	NA	Kenneth Fox	N	854	705.00	Rent	660.00	660.00	660.00	08/02/04	05/31/05	0.00	0.00
		N	Sharon Fox				Garb	3.00				10	0.00	
							Total:	663.00						
00 - 333	B6	OC	Shawn Roderick	C	1,171	879.00	Rent	869.00	869.00	589.00	05/11/05	05/10/06	0.00	0.00
		N	Larissa Roderick				Garb	3.00				12	0.00	
							Garag	100.00						
							Total:	972.00						
00 - 334	A1	VA	Vacancy		854	720.00			720.00					
		N												
00 - 335	A1	OC	Thomas Sorenson	C	854	705.00	Rent	695.00	695.00	695.00	04/20/05	01/19/06	0.00	0.00
		N					Garb	3.00				10	0.00	
							Total:	698.00						
00 - 336	B6	OC	Mary Ann Hatchell	C	1,171	864.00	Rent	819.00	819.00	819.00	08/16/04	09/30/05	0.00	0.00
		N					Garb	3.00				14	0.00	
							Total:	822.00						

SSI410
ResWes
Select: 05/25/05
192 Apt. , 207,960 Sq. Ft.

Rent Roll Report
Integrity Property Management
The Reserve at Wescott
May 25, 2005

Apt.	Type	Apt. Status	Names	R S	Sq.Ft.	Market Rent	Code	Lease Charges	Gross Possible	Actual Potential Charges	M/I Date M/O Date	Lease Expires Term	Sec/Other Deposit	Ending Balance
00 - 337	A1	NA	Heather Hawkins	N	854	720.00	Rent	675.00	675.00	675.00	07/31/04	06/30/05	0.00	0.00
		N					Garb	3.00				12	0.00	
							Total:	678.00						
00 - 338	B6	OC	Anthony Massaro	C	1,171	879.00	Rent	834.00	834.00	834.00	08/03/04	08/31/05	0.00	0.00
		N					Garb	3.00				13	0.00	
							Total:	837.00						
00 - 411	B4	VL	Michael Barnes	L	1,132	869.00	Rent	859.00 *	859.00			01/25/06	0.00	0.00
		N	Melissa Barnes				Garb	3.00 *				8	0.00	
			Autumn Barnes				Total:	862.00						
			Ashley Barnes											
00 - 411	B4	VL	Vacancy		1,132	869.00			869.00					
		N												
00 - 412	A2	OC	Valerie Verona	C	942	750.00	Rent	725.00	725.00	725.00	10/01/04	09/30/05	0.00	0.00
		N					Garb	3.00				12	0.00	
							Total:	728.00						
00 - 413	B4	OC	ACRS	C	1,132	834.00	Rent	809.00	809.00	809.00	09/01/04	09/30/05	0.00	0.00
		N					Garb	3.00				8	0.00	
							Total:	812.00						
00 - 414	A2	OC	Melissa Headrick	C	942	735.00	Rent	710.00	710.00	710.00	08/31/04	09/30/05	0.00	(25.35)
		N					Garb	3.00				14	0.00	
							Total:	713.00						
00 - 415	A2	OC	Samantha Gostic	C	942	735.00	Rent	710.00	710.00	710.00	09/04/04	06/30/05	0.00	0.00
		N					Garb	3.00				10	0.00	
							Total:	713.00						
00 - 416	B4	OC	Curtis Merriweather	C	1,132	854.00	Rent	829.00	829.00	829.00	09/03/04	09/30/05	0.00	0.00
		N	Renee Merriweather				Garb	3.00				13	0.00	
							Total:	832.00						
00 - 417	A2	OC	Millicent Fowler	C	942	735.00	Rent	725.00	725.00	725.00	12/01/04	11/30/05	0.00	0.00
		N	Wayne Fowler				Garb	3.00				12	0.00	
							Total:	728.00						
00 - 418	B4	OC	Mitchell Knox	C	1,132	834.00	Rent	824.00	824.00	824.00	11/12/04	11/30/05	0.00	0.00
		N	Tyra Knox				Garb	3.00				13	0.00	
							Total:	827.00						

SSI410
ResWes
Select: 05/25/05
192 Apt., 207,960 Sq. Ft.

Rent Roll Report
Integrity Property Management
The Reserve at Wescott
May 25, 2005

Apt.	Type	Apt. Status	Names	R S	Sq.Ft.	Market Rent	Code	Lease Charges	Gross Possible	Actual Potential Charges	M/I Date M/O Date	Lease Expires Term	Sec/Other Deposit	Ending Balance
00 - 421	B4	OC	James Ward	C	1,132	869.00	Rent	859.00	859.00	859.00	10/01/04	10/31/05	0.00	0.00
		N	Larry Smoot				Garb	3.00				13	0.00	
							Garag	100.00						
							Total:	962.00						
00 - 422	A1	OC	Monica Hurley	C	854	730.00	Rent	685.00	685.00	685.00	09/30/04	10/31/05	0.00	0.00
		N					Garb	3.00				14	0.00	
							Total:	688.00						
00 - 423	B4	OC	Rachel Edwards	C	1,132	854.00	Rent	824.00	824.00	804.00	03/28/05	01/27/06	0.00	0.00
		N					Garb	3.00				11	0.00	
							Total:	827.00						
00 - 424	A1	OC	Scott Owens	C	854	695.00	Rent	650.00	650.00	650.00	10/01/04	06/30/05	0.00	0.00
		N	Jennifer Morgan				Garb	3.00				9	0.00	
							Total:	653.00						
00 - 425	A1	OC	Brenda Ingram	C	854	715.00	Rent	670.00	670.00	670.00	09/01/04	08/31/05	0.00	12.69
		N					Garb	3.00				12	0.00	
							Total:	673.00						
00 - 426	B4	OC	Matthew Townsend	C	1,132	854.00	Rent	844.00	844.00	844.00	01/29/05	01/28/06	0.00	0.00
		N	Amy Townsend				Garb	3.00				12	0.00	
			Shelby Townsend				Stor	35.00						
							Total:	882.00						
00 - 427	A1	OC	Hathaway Development	C	854	695.00	Rent	685.00	685.00	685.00	02/04/05	07/31/05	0.00	0.00
		N					Garb	3.00				6	0.00	
							Total:	688.00						
00 - 428	B4	NL	Hillary Jaynes	N	1,132	854.00	Rent	809.00	809.00	809.00	09/15/04	10/31/05	0.00	0.00
		N					Garb	3.00				14	0.00	
							Total:	812.00						
00 - 428	B4	NL	Nathan Yeager	L	1,132	854.00	Rent	854.00 *	854.00			06/06/06	0.00	0.00
		N	Dan Yeager				Garb	3.00 *				12	0.00	
							Total:	857.00						
00 - 431	B4	OC	Kendric Jackson	C	1,132	879.00	Rent	869.00	869.00	841.00	05/02/05	12/01/05	0.00	0.00
		N					Garb	3.00				8	0.00	
							Total:	872.00						
00 - 432	A1	OC	Marvin Jackson	C	854	720.00	Rent	675.00	675.00	675.00	09/21/04	07/31/05	0.00	0.00
		N					Garb	3.00				5	0.00	
							Total:	678.00						

SSI410
ResWes
Select: 05/25/05
192 Apt., 207,960 Sq. Ft.

Rent Roll Report
Integrity Property Management
The Reserve at Wescott
May 25, 2005

Apt.	Type	Apt. Status	Names	R S	Sq.Ft.	Market Rent	Code	Lease Charges	Gross Possible	Actual Potential Charges	M/I Date M/O Date	Lease Expires Term	Sec/Other Deposit	Ending Balance
00 - 433	B4	OC	Mitch McDougal	C	1,132	844.00	Rent	799.00	799.00	799.00	10/01/04	10/31/05	0.00	50.00
		N	Sarah Pulliam				Garb	3.00				13	0.00	
							Total:	802.00						
00 - 434	A1	OC	Jeanne Grant	C	854	705.00	Rent	675.00	675.00	675.00	11/06/04	10/31/05	0.00	0.00
		N					Garb	3.00				12	0.00	
							Garag	100.00						
							Total:	778.00						
00 - 435	A1	NA	Latasha Hale	N	854	720.00	Rent	710.00	710.00	710.00	01/13/05	01/31/06	0.00	0.00
		N					Garb	3.00				13	0.00	
							Total:	713.00						
00 - 436	B4	OC	ACRS	C	1,132	879.00	Rent	854.00	854.00	854.00	09/01/04	02/28/06	0.00	0.00
		N					Garb	3.00				12	0.00	
							Total:	857.00						
00 - 437	A1	OC	Terri Horne	C	854	705.00	Rent	695.00	695.00	695.00	04/09/05	05/08/06	0.00	0.00
		N					Garb	3.00				13	0.00	
							Stor	35.00						
							Total:	733.00						
00 - 438	B4	OC	ACRS	C	1,132	844.00	Rent	799.00	799.00	799.00	09/01/04	09/30/05	0.00	0.00
		N					Garb	3.00				8	0.00	
							Total:	802.00						
00 - 511	B4	OC	Angie Weeks	C	1,132	869.00	Rent	859.00	859.00	859.00	12/11/04	07/31/05	0.00	0.00
		N					Garb	3.00				8	0.00	
							Total:	862.00						
00 - 512	A2	NA	Luke Mullins	N	942	735.00	Rent	725.00	725.00	725.00	10/04/04	07/31/05	0.00	0.00
		N					Garb	3.00				10	0.00	
							Total:	728.00						
00 - 513	B4	OC	Steve Mertel	C	1,132	834.00	Rent	809.00	809.00	809.00	05/22/04	06/30/05	0.00	0.00
		N					Garb	3.00				14	0.00	
							Total:	812.00						
00 - 514	A2	OC	Robert Burbage	C	942	735.00	Rent	710.00	710.00	710.00	06/15/04	07/31/05	0.00	0.00
		N					Garb	3.00				14	0.00	
							Total:	713.00						
00 - 515	A2	NA	Patrick Lunn	N	942	735.00	Rent	710.00	710.00	710.00	05/28/04	06/30/05	0.00	0.00
		N	Christie Peters				Garb	3.00				14	0.00	
							Total:	713.00						

SSI410
ResWes
Select: 05/25/05
192 Apt., 207,960 Sq. Ft.

Rent Roll Report
Integrity Property Management
The Reserve at Wescott
May 25, 2005

Page: 11
05/2005
05/26/05
8:12

Apt.	Type	Apt. Status	Names	R S	Sq.Ft.	Market Rent	Code	Lease Charges	Gross Possible	Actual Potential Charges	M/I Date M/O Date	Lease Expires Term	Sec/Other Deposit	Ending Balance
00 - 516	B4	OC	Chandler Plyler	C	1,132	854.00	Rent	844.00	844.00	844.00	03/28/05	03/27/06	0.00	0.00
		N					Garb	3.00				12	0.00	
							Total:	847.00						
00 - 517	A2	OC	Michelle Summers	C	942	735.00	Rent	725.00	725.00	725.00	02/18/05	07/17/05	0.00	0.00
		N	Jerry Speed				Garb	3.00				5	0.00	
							Total:	728.00						
00 - 518	B4	OC	Dennis Miller	C	1,132	834.00	Rent	824.00	824.00	824.00	04/01/05	02/28/06	0.00	0.00
		N	Kay Miller				Garb	3.00				11	0.00	
							Total:	827.00						
00 - 521	B4	OC	David Fadden	C	1,132	869.00	Rent	859.00	859.00	859.00	01/13/05	12/31/05	0.00	0.00
		N					Garb	3.00				12	0.00	
							Total:	862.00						
00 - 522	A1	OC	Steve Swinford	C	854	710.00	Rent	685.00	685.00	685.00	05/28/04	06/30/05	0.00	(0.73)
		N	Jennette Swinford				Garb	3.00				14	0.00	
			Jessie Youngblood				Stor	20.00						
							Total:	708.00						
00 - 523	B4	OC	Don Taylor	C	1,132	854.00	Rent	844.00	844.00	844.00	02/25/05	11/24/05	0.00	0.00
		N					Garb	3.00				9	0.00	
							Total:	847.00						
00 - 524	A1	OC	Brittany Washington	C	854	695.00	Rent	685.00	685.00	685.00	04/21/05	04/20/06	0.00	0.00
		N					Garb	3.00				12	0.00	
							Total:	688.00						
00 - 525	A1	OC	Robert Mitchell	C	854	695.00	Rent	665.00	665.00	665.00	12/07/04	12/31/05	0.00	(0.29)
		N					Garb	3.00				13	0.00	
							Total:	668.00						
00 - 526	B4	OC	Sherry Silver	C	1,132	854.00	Rent	829.00	829.00	829.00	06/16/04	07/31/05	0.00	0.00
		N					Garb	3.00				14	0.00	
							Stor	35.00						
							Total:	867.00						
00 - 527	A1	OC	Karen Potter	C	854	695.00	Rent	670.00	670.00	670.00	05/29/04	06/30/05	0.00	0.00
		N					Stor	20.00				14	0.00	
							Total:	690.00						
00 - 528	B4	OC	Samvel Korniyenko	C	1,132	854.00	Garb	3.00	829.00	829.00	06/02/04	07/31/05	0.00	0.00
		N	Christopher Bryan				Rent	829.00				7	0.00	
			Peter Sloan				Total:	832.00						

SSI410
ResWes
Select: 05/25/05
192 Apt., 207,960 Sq. Ft.

Rent Roll Report
Integrity Property Management
The Reserve at Wescott
May 25, 2005

Apt.	Type	Apt. Status	Names	R S	Sq.Ft.	Market Rent	Code	Lease Charges	Gross Possible	Actual Potential Charges	M/I Date M/O Date	Lease Expires Term	Sec/Other Deposit	Ending Balance
00-531	B4	NA	Mario Bitter	N	1,132	879.00	Rent	869.00	869.00	869.00	12/28/04	11/30/05	0.00	0.00
		N					Garb	3.00				11	0.00	
							Total:	872.00						
00-532	A1	OC	Ryan Cato	C	854	700.00	Rent	345.00	690.00	690.00	02/15/05	02/14/06	0.00	(1.00)
		E					CO	345.00 *				12	0.00	
							Total:	690.00						
00-533	B4	OC	Jori Potts	C	1,132	824.00	Rent	814.00	814.00	950.00	04/26/05	01/25/06	0.00	0.00
		N	Jason Potts				Garb	3.00				10	0.00	
			Charles Gable				Total:	817.00						
			Mackenzie Potts											
00-534	A1	NA	Wanisha Bradley	N	854	685.00	Rent	660.00	660.00	660.00	05/31/04	06/30/05	0.00	0.00
		N	Tiffany Stewart				Garb	3.00				14	0.00	
							Total:	663.00						
00-535	A1	OC	Paula List	C	854	700.00	Rent	675.00	675.00	675.00	05/22/04	06/30/05	0.00	0.00
		N					Garb	3.00				14	0.00	
							Total:	678.00						
00-536	B4	OC	Christina Engst	C	1,132	879.00	Rent	854.00	854.00	854.00	06/13/04	07/31/05	0.00	0.00
		N	Jeff Engst				Garb	3.00				14	0.00	
							Stor	20.00						
							Total:	877.00						
00-537	A1	OC	James McCarthy	C	854	685.00	Rent	660.00	660.00	660.00	06/18/04	07/31/05	0.00	0.00
		N	Lana Prince				Garb	3.00				14	0.00	
							Total:	663.00						
00-538	B4	OC	Shirlandria Williams	C	1,132	824.00	Rent	814.00	814.00	814.00	02/07/05	12/06/05	0.00	0.00
		N					Garb	3.00				10	0.00	
							Total:	817.00						
00-611	C1	OC	ACRS	C	1,332	1,005.00	Rent	995.00	995.00	995.00	04/01/05	03/31/06	0.00	0.00
		N					Garb	3.00				12	0.00	
							Garag	100.00						
							Total:	1,098.00						
00-612	B5	NL	Terri Spencer	N	1,164	844.00	Rent	834.00	834.00	834.00	10/21/04	05/31/05	0.00	0.00
		N					Garb	3.00				8	0.00	
							Total:	837.00						

SSI410
ResWes
Select: 05/25/05
192 Apt., 207,960 Sq. Ft.

Rent Roll Report
Integrity Property Management
The Reserve at Wescott
May 25, 2005

Apt.	Type	Apt. Status	Names	R S	Sq.Ft.	Market Rent	Code	Lease Charges	Gross Possible	Actual Potential Charges	M/I Date M/O Date	Lease Expires Term	Sec/Other Deposit	Ending Balance
00 - 612	B5	NL	Marlene Sackman	L	1,164	844.00	Rent	834.00 *	834.00			06/09/06	0.00	0.00
		N	Alexa Sackman				Garb	3.00 *				12	0.00	
			Jillian Sackman				Total:	837.00						
00 - 613	C1	OC	Sterling Magbee	C	1,332	1,025.00	Rent	1,015.00	1,015.00	1,015.00	01/26/05	01/25/06	0.00	0.00
		N					Garb	3.00				12	0.00	
							Total:	1,018.00						
00 - 614	B5	OC	Corliss Davis	C	1,164	864.00	Rent	839.00	839.00	839.00	08/30/04	08/31/05	0.00	0.00
		N					Garb	3.00				13	0.00	
							Total:	842.00						
00 - 615	B5	OC	John Durham	C	1,164	844.00	Rent	834.00	834.00	430.00	05/16/05	08/31/05	0.00	0.00
		N					Garb	3.00				4	0.00	
							Total:	837.00						
00 - 616	C1	OC	Joseph Kramer	C	1,332	1,005.00	Rent	995.00	995.00	995.00	04/02/05	01/01/06	0.00	0.00
		N					Garb	3.00				10	0.00	
							Total:	998.00						
00 - 617	B5	NL	Ruth Clarke	N	1,164	864.00	Rent	854.00	854.00	854.00	01/06/05	06/30/05	0.00	0.00
		N	Orville Clarke				Garb	3.00				6	0.00	
							Garag	100.00						
							Total:	957.00						
00 - 617	B5	NL	Jack McAdory	L	1,164	864.00	Rent	864.00 *	864.00			07/15/06	0.00	0.00
		N	Alicia McAdory				Garag	3.00 *				12	0.00	
			Ethan McAdory				Total:	867.00						
			James McAdory											
00 - 618	C1	VL	Danielle Santos	L	1,332	1,025.00	Rent	1,025.00 *	1,025.00			03/31/06	0.00	0.00
		N	Kent Santos				Garb	3.00 *				10	0.00	
			Danielle Santos				Total:	1,028.00						
			Rylan Santos											
00 - 618	C1	VL	Vacancy		1,332	1,025.00			1,025.00					
		N												
00 - 621	C1	OC	ACRS	C	1,332	1,025.00	Rent	1,015.00	1,015.00	1,150.00	07/10/04	03/31/06	0.00	0.00
		N	Frank Worthington				Garb	3.00				12	0.00	
							Garag	100.00						
							Total:	1,118.00						
00 - 622	B5	OC	Donna Judd	C	1,164	844.00	Rent	819.00	819.00	819.00	06/01/04	08/31/05	0.00	0.00
		N					Garb	3.00				7	0.00	
							Total:	822.00						

SSI410
ResWes
Select: 05/25/05
192 Apt., 207,960 Sq. Ft.

Rent Roll Report
Integrity Property Management
The Reserve at Wescott
May 25, 2005

Apt.	Type	Apt. Status	Names	R S	Sq.Ft.	Market Rent	Code	Lease Charges	Gross Possible	Actual Potential Charges	M/I Date M/O Date	Lease Expires Term	Sec/Other Deposit	Ending Balance
00 - 623	C1	OC	Theresa Kutter	C	1,332	1,025.00	Rent	1,015.00	1,015.00	1,015.00	04/07/05	01/06/06	0.00	0.00
		N	Wolf Kutter				Garb	3.00				10	0.00	
							Stor	35.00						
							Total:	1,053.00						
00 - 624	B5	OC	Jesse Beasley	C	1,164	864.00	Rent	839.00	839.00	839.00	06/17/04	07/31/05	0.00	0.00
		N	Lyndsey Cash				Garb	3.00				14	0.00	
							Total:	842.00						
00 - 625	B5	OC	Charles Harrington	C	1,164	844.00	Rent	834.00	834.00	834.00	12/15/04	12/31/05	0.00	0.00
		N					Garb	3.00				13	0.00	
							Total:	837.00						
00 - 626	C1	OC	Teresa Compton	C	1,332	1,025.00	Rent	1,015.00	1,015.00	1,015.00	10/11/04	11/30/05	0.00	0.00
		N	Duffea Compton				Garb	3.00				14	0.00	
							Total:	1,018.00						
00 - 627	B5	OC	Liza Hyde	C	1,164	864.00	Rent	854.00	854.00	689.00	05/07/05	05/06/06	0.00	100.00
		N	Ryan Hyde				Garb	3.00				12	0.00	
							Total:	857.00						
00 - 628	C1	NL	Joei Jones	N	1,332	1,025.00	Rent	1,015.00	1,015.00	1,015.00	01/28/05	07/27/05	0.00	0.00
		N	Larry Jones				Garb	3.00				6	0.00	
			Chimeen Oden				WD	50.00						
							Garag	100.00						
							Total:	1,168.00						
00 - 628	C1	NL	Darren Lee	L	1,332	1,025.00	Rent	1,025.00 *	1,025.00			01/31/06	0.00	0.00
		N	Heidi Lee				Garb	3.00 *				7	0.00	
			Cody Lee				Total:	1,028.00						
			Dylan Lee											
00 - 631	C1	VA	Vacancy		1,332	995.00			995.00					
		N												
00 - 632	B5	OC	Anthony Espinoza	C	1,164	834.00	Rent	824.00	824.00	824.00	02/01/05	07/31/05	0.00	0.00
		N	Crystal Espinoza				Garb	3.00				6	0.00	
							Total:	827.00						
00 - 633	C1	OC	ACRS	C	1,332	1,035.00	Rent	1,025.00	1,025.00	1,025.00	07/02/04	03/31/06	0.00	0.00
		N					Garb	3.00				12	0.00	
							Total:	1,028.00						

SSI410
ResWes
Select: 05/25/05
192 Apt., 207,960 Sq. Ft.

Rent Roll Report
Integrity Property Management
The Reserve at Wescott
May 25, 2005

Apt.	Type	Apt. Status	Names	R S	Sq.Ft.	Market Rent	Code	Lease Charges	Gross Possible	Actual Potential Charges	M/I Date M/O Date	Lease Expires Term	Sec/Other Deposit	Ending Balance
00 - 634	B5	OC	Donald Pate	C	1,164	874.00	Rent	849.00	849.00	849.00	06/18/04	07/31/05	0.00	0.00
		N	Richard Barnette				Garb	3.00				14	0.00	
							Total:	852.00						
00 - 635	B5	OC	Barry Paton	C	1,164	834.00	Rent	824.00	824.00	824.00	10/29/04	10/31/05	0.00	0.00
		N	Robert Brown				Garb	3.00				7	0.00	
							Total:	827.00						
00 - 636	C1	OC	Kristine Velazquez	C	1,332	995.00	Rent	985.00	985.00	985.00	08/25/04	06/30/05	0.00	0.00
		N					Garb	3.00				11	0.00	
							Total:	988.00						
00 - 637	B5	OC	Joshua Holaday	C	1,164	874.00	Rent	864.00	864.00	864.00	01/06/05	01/31/06	0.00	0.00
		N	Jamie De Gregory				Garb	3.00				13	0.00	
							Total:	867.00						
00 - 638	C1	OC	Kevin Peniston	C	1,332	1,035.00	Rent	1,025.00	1,025.00	1,025.00	08/05/04	07/31/05	0.00	0.00
		N	Shelia Peniston				Garb	3.00				3	0.00	
							Stor	35.00						
							Total:	1,063.00						
00 - 711	B4	OC	Nicole Brady	C	1,132	834.00	Rent	824.00	824.00	824.00	01/29/05	07/31/05	0.00	0.00
		N					Garb	3.00				6	0.00	
							Total:	827.00						
00 - 712	A2	OC	Ronil Murray	C	942	735.00	Rent	710.00	710.00	710.00	07/23/04	08/31/05	0.00	0.00
		N	Tiffany Smalls				Garb	3.00				14	0.00	
							Total:	713.00						
00 - 713	B4	OC	Becky Abell	C	1,132	834.00	Rent	809.00	809.00	809.00	07/31/04	08/31/05	0.00	0.00
		N	Scott Abell				Garb	3.00				14	0.00	
							Stor	20.00						
							Stor	20.00						
							Total:	852.00						
00 - 714	A2	NA	Alana Owens	N	942	735.00	Rent	710.00	710.00	710.00	07/12/04	08/31/05	0.00	0.00
		N					Garb	3.00				14	0.00	
							Total:	713.00						
00 - 715	A2	OC	Beverly Wilson	C	942	735.00	Rent	725.00	725.00	700.89	02/28/05	02/27/06	0.00	0.00
		N					Garag	3.00				12	0.00	
							Total:	728.00						

SSI410
ResWes
Select: 05/25/05
192 Apt., 207,960 Sq. Ft.

Rent Roll Report
Integrity Property Management
The Reserve at Wescott
May 25, 2005

Apt.	Type	Apt. Status	Names	R S	Sq.Ft.	Market Rent	Code	Lease Charges	Gross Possible	Actual Potential Charges	M/I Date M/O Date	Lease Expires Term	Sec/Other Deposit	Ending Balance
00 - 716	B4	OC	Barbara Shipman	C	1,132	834.00	Rent	824.00	824.00	824.00	03/25/05	03/24/06	0.00	0.00
		N	Robert Shipman				Garag	3.00				12	0.00	
							Total:	827.00						
00 - 717	A2	OC	Brooke Stratton	C	942	735.00	Rent	710.00	710.00	710.00	07/22/04	09/30/05	0.00	(0.31)
		N					Garb	3.00				15	0.00	
							Total:	713.00						
00 - 718	B4	NA	Suzanne Hunt	N	1,132	834.00	Rent	809.00	809.00	809.00	07/05/04	08/31/05	0.00	0.00
		N					Garb	3.00				14	0.00	
							Total:	812.00						
00 - 721	B4	OC	Allen Owens	C	1,132	834.00	Rent	824.00	824.00	824.00	07/10/04	09/30/05	0.00	0.00
		N	Mia Owens				Garb	3.00				6	0.00	
							Garag	100.00						
							Garag	100.00						
							Total:	1,027.00						
00 - 722	A1	NL	Terry Zimmerman	N	854	675.00	Rent	665.00	665.00	665.00	01/17/05	07/15/05	0.00	0.00
		N					Garb	3.00				6	0.00	
							Total:	668.00						
00 - 722	A1	NL	Meredith Porter	L	854	675.00	Rent	675.00 *	675.00			07/22/06	0.00	0.00
		N					Garb	3.00 *				12	0.00	
							Total:	678.00						
00 - 723	B4	OC	Elizabeth Harkins	C	1,132	814.00	Rent	789.00	789.00	789.00	08/04/04	05/31/05	0.00	0.00
		N					Garb	3.00				10	0.00	
							Total:	792.00						
00 - 724	A1	OC	Ginny G Hall	C	854	675.00	Rent	650.00	650.00	650.00	07/09/04	08/31/05	0.00	0.00
		N					Garb	3.00				14	0.00	
							Total:	653.00						
00 - 725	A1	OC	Steve Isaksen	C	854	675.00	Rent	665.00	665.00	665.00	02/19/05	08/18/05	0.00	0.00
		N	Patricia Isaksen				Garb	3.00				6	0.00	
							Total:	668.00						
00 - 726	B4	OC	Timothy Sprinkle	C	1,132	834.00	Rent	809.00	809.00	809.00	07/09/04	08/31/05	0.00	0.00
		N	Melanie Slack				Garb	3.00				14	0.00	
							Total:	812.00						
00 - 727	A1	OC	Jaime Doherty	C	854	675.00	Rent	655.00	655.00	655.00	01/03/05	07/31/05	0.00	0.00
		N	Patricia Doherty				Garb	3.00				7	0.00	
							Total:	658.00						

SSI410
ResWes
Select: 05/25/05
192 Apt., 207,960 Sq. Ft.

Rent Roll Report
Integrity Property Management
The Reserve at Wescott
May 25, 2005

Apt.	Type	Apt. Status	Names	R S	Sq.Ft.	Market Rent	Code	Lease Charges	Gross Possible	Actual Potential Charges	M/I Date M/O Date	Lease Expires Term	Sec/Other Deposit	Ending Balance
00 - 728	B4	OC	Linda Galloway	C	1,132	814.00	Rent	804.00	804.00	296.00	05/20/05	05/19/06	0.00	0.00
		N					Garb	3.00				12	0.00	
							Total:	807.00						
00 - 731	B4	OC	James Dickens	C	1,132	824.00	Rent	799.00	799.00	799.00	07/06/04	07/31/05	0.00	0.00
		N	Roseanna Dickens				Garb	3.00				13	0.00	
							Stor	35.00						
							Total:	837.00						
00 - 732	A1	OC	Joseph Tobler	C	854	685.00	Rent	675.00	675.00	675.00	02/01/05	07/31/05	0.00	0.00
		N					Garb	3.00				6	0.00	
							Total:	678.00						
00 - 733	B4	OC	Greg Lacquement	C	1,132	824.00	Rent	814.00	814.00	814.00	04/06/05	01/05/06	0.00	0.00
		N	Ashley Lacquement				Garb	3.00				10	0.00	
							Total:	817.00						
00 - 734	A1	OC	Chad Creech	C	854	685.00	Rent	660.00	660.00	660.00	07/11/04	09/30/05	0.00	0.00
		N					Garb	3.00				15	0.00	
							Total:	663.00						
00 - 735	A1	OC	Maria Torres	C	854	685.00	Rent	660.00	660.00	660.00	07/08/04	07/31/05	0.00	0.00
		N					Garb	3.00				13	0.00	
							Total:	663.00						
00 - 736	B4	NL	Mark Carter	N	1,132	824.00	Garb	3.00	799.00	799.00	08/11/04	05/31/05	0.00	0.00
		N					Garag	100.00				1	0.00	
							Rent	799.00						
							Total:	902.00						
00 - 736	B4	NL	Yolanda Huland	L	1,132	824.00	Rent	814.00 *	814.00			06/24/06	0.00	0.00
		N	Richard McDonald				Garb	3.00 *				12	0.00	
							Total:	817.00						
00 - 737	A1	OC	Jason Foster	C	854	685.00	Rent	685.00	685.00	287.00	05/19/05	02/18/06	0.00	7.27
		N					Garb	3.00				10	0.00	
							Total:	688.00						
00 - 738	B4	OC	Ashley Wright	C	1,132	824.00	Rent	799.00	799.00	799.00	07/17/04	09/30/05	0.00	0.00
		N					Garb	3.00				15	0.00	
							Total:	802.00						

SSI410
ResWes
Select: 05/25/05
192 Apt., 207,960 Sq. Ft.

Rent Roll Report
Integrity Property Management
The Reserve at Wescott
May 25, 2005

Apt.	Type	Apt. Status	Names	R S	Sq.Ft.	Market Rent	Code	Lease Charges	Gross Possible	Actual Potential Charges	M/I Date M/O Date	Lease Expires Term	Sec/Other Deposit	Ending Balance
00 - 811	C1	OC	Brian Hummel	C	1,332	1,005.00	Rent	995.00	995.00	995.00	04/25/05	01/24/06	0.00	0.00
		N	Carolyn Hummel				Garb	3.00				10	0.00	
			Dylan Hummel				Total:	998.00						
			Kyle Hummel											
00 - 812	C1	OC	Craig Payne	C	1,332	1,005.00	Rent	995.00	995.00	867.00	05/05/05	02/04/06	0.00	0.00
		N	Anitra Payne				Garb	3.00				10	0.00	
			Ayden Payne				Garag	100.00						
			Shyantra Capers				Total:	1,098.00						
			Timiya Payne											
00 - 813	C1	OC	Pia Winn	C	1,332	1,020.00	Rent	1,010.00	1,010.00	1,010.00	01/15/05	01/31/06	0.00	0.00
		N	Timothy Winn				Garb	3.00				13	0.00	
			Shirley Wallace				Total:	1,013.00						
00 - 814	C1	OC	ACRS	C	1,332	1,020.00	Rent	1,015.00	1,015.00	1,247.00	07/10/04	03/31/06	0.00	20.65
		N	Alex Hensen				Garb	3.00				12	0.00	
							Total:	1,018.00						
00 - 821	C1	OC	Marcus Blanchard	C	1,332	985.00	Rent	975.00	975.00	975.00	07/21/04	08/31/05	0.00	0.00
		N	Rhonda Blanchard				Garb	3.00				14	0.00	
							Garag	100.00						
							Total:	1,078.00						
00 - 822	C1	NA	Debrah Merriweather	N	1,332	985.00	Rent	975.00	975.00	975.00	11/13/04	05/31/05	0.00	0.00
		N	Benjy Merriweather				Garb	3.00				1	0.00	
							Total:	978.00						
00 - 823	C1	OC	Sharon Maloney	C	1,332	1,000.00	Rent	990.00	990.00	990.00	01/07/05	06/30/05	0.00	0.00
		N					Garb	3.00				6	0.00	
							Garag	100.00						
							Stor	35.00						
							WD	50.00						
							Total:	1,178.00						
00 - 824	C1	OC	Julie Wiand	C	1,332	1,000.00	Rent	990.00	990.00	990.00	07/27/04	07/31/05	0.00	0.00
		N	Timothy Wiand				Garb	3.00				4	0.00	
							Garag	100.00						
							Total:	1,093.00						
00 - 831	C1	OC	Autumn Pippin-Jones	C	1,332	995.00	Rent	995.00	995.00	353.00	05/21/05	05/20/06	0.00	0.00
		N	Justus Jones				Garb	3.00				12	0.00	
			Jaeda Jones				Total:	998.00						

SSI410
ResWes
Select: 05/25/05
192 Apt. , 207,960 Sq. Ft.

Rent Roll Report
Integrity Property Management
The Reserve at Wescott
May 25, 2005

Page: 19
05/2005
05/26/05
8:12

Apt.	Type	Apt. Status	Names	R S	Sq.Ft.	Market Rent	Code	Lease Charges	Gross Possible	Actual Potential Charges	M/I Date M/O Date	Lease Expires Term	Sec/Other Deposit	Ending Balance
00 - 832	CI	NL	ACRS	N	1,332	995.00	Total:			890.00	07/07/04	03/31/06	0.00	0.00
		N										12	0.00	
00 - 832	CI	NL	ACRS	L	1,332	995.00	Rent	995.00 *	995.00			06/14/06	0.00	0.00
		N					Garb	3.00 *				12	0.00	
							Total:	998.00						
00 - 833	CI	VA	Vacancy		1,332	1,010.00			1,010.00					
		N												
00 - 834	CI	NA	Darren Lee	N	1,332	1,010.00	Rent	1,000.00	1,000.00	1,000.00	02/01/05	07/07/05	0.00	0.00
		N	Heidi Lee				Garb	3.00				5	0.00	
			Codi Lee				Stor	35.00						
			Dylan Lee				WD	50.00						
							Total:	1,088.00						
00 - 911	CI	OC	Kelly Hatfield	C	1,332	1,025.00	Rent	1,015.00	1,015.00	622.00	05/13/05	06/12/06	0.00	0.00
		N	Wil Hatfield				Garb	3.00				13	0.00	
			Ron Brooks				Conc	(300.00)						
							Total:	718.00						
00 - 912	CI	OC	Aleecha Adams	C	1,332	1,025.00	Rent	1,015.00	1,015.00	1,015.00	08/06/04	07/31/05	0.00	1,349.69
		N	James Adams				Garb	3.00				12	0.00	
							Garag	100.00						
							Total:	1,118.00						
00 - 913	CI	OC	Chris McNeil	C	1,332	1,020.00	Rent	1,010.00	1,010.00	621.00	05/13/05	06/12/06	0.00	0.00
		N	Dixie McNeil				Garb	3.00				13	0.00	
			Alex McNeil				Stor	35.00						
			Bailey McNeil				Conc	(506.50)						
							Garag	100.00						
							Total:	641.50						
00 - 914	CI	OC	Barbara Lang	C	1,332	1,020.00	Rent	1,010.00	1,010.00	1,010.00	04/08/05	10/07/05	0.00	0.00
		N	Rich Woolverton				Garb	3.00				6	0.00	
							Garag	100.00						
							Garag	100.00						
							Total:	1,213.00						

SSI410
ResWes
Select: 05/25/05
192 Apt., 207,960 Sq. Ft.

Rent Roll Report
Integrity Property Management
The Reserve at Wescott
May 25, 2005

Apt.	Type	Apt. Status	Names	R S	Sq.Ft.	Market Rent	Code	Lease Charges	Gross Possible	Actual Potential Charges	M/I Date M/O Date	Lease Expires Term	Sec/Other Deposit	Ending Balance
00 - 921	C1	OC	LeRoy Sorrell	C	1,332	1,025.00	Rent	1,025.00	1,025.00	860.00	05/06/05	02/05/06	0.00	1.00
		N	Countess Molostrov				Garb	3.00				10	0.00	
							Garag	100.00						
							Garag	100.00						
							Garag	100.00						
							Total:	1,328.00						
00 - 922	C1	OC	Pam Baker	C	1,332	1,025.00	Rent	1,015.00	1,015.00	1,015.00	01/20/05	11/30/05	0.00	0.00
		N	Kristin Baker				Garb	3.00				10	0.00	
			Johnathan Baker				Garag	100.00						
			Justin Baker				Total:	1,118.00						
00 - 923	C1	VA	Vacancy		1,332	1,000.00			1,000.00					
		N												
00 - 924	C1	OC	Tanya Martinez	C	1,332	1,000.00	Rent	990.00	990.00	990.00	07/31/04	09/30/05	0.00	0.00
		N	Benita Martinez				Garb	3.00				15	0.00	
							Stor	35.00						
							Total:	1,028.00						
00 - 931	C1	NA	Brian Edwards	N	1,332	1,035.00	Rent	1,025.00	1,025.00	1,025.00	09/13/04	05/31/05	0.00	0.00
		N	Lori Edwards				Garb	3.00				3	0.00	
							Stor	35.00						
							MTM	150.00						
							Total:	1,213.00						
00 - 932	C1	OC	Veronica Brown	C	1,332	1,035.00	Rent	1,025.00	1,025.00	1,025.00	06/19/04	07/31/05	0.00	0.00
		N	Samuel Brown				Garb	3.00				14	0.00	
							Garag	100.00						
							Total:	1,128.00						
00 - 933	C1	OC	Ena Coward	C	1,332	1,010.00	Rent	1,000.00	1,000.00	1,000.00	08/06/04	10/31/05	0.00	(4.30)
		N	Pansy Wicker				Garb	3.00				15	0.00	
							Total:	1,003.00						
00 - 934	C1	OC	Ray Ficenec	C	1,332	1,010.00	Rent	108.00	1,000.00	1,000.00	01/01/05	12/31/05	0.00	0.00
		E	Teresita Ficenec				Garb	3.00				12	0.00	
			Nina Ficenec				Emp	892.00 *						
							Garag	80.00						
							Total:	1,083.00						

SSI410
ResWes
Select: 05/25/05
192 Apt., 207,960 Sq. Ft.

Rent Roll Report
Integrity Property Management
The Reserve at Wescott
May 26, 2005

Apt.	Type	Apt. Status	Names	R S	Sq.Ft.	Market Rent	Code	Lease Charges	Gross Possible	Actual Potential Charges	M/I Date M/O Date	Lease Expires Term	Sec/Other Deposit	Ending Balance

Total:

Market Rent	Lease Rent	Gross Possible	Actual Potential Charges	Security Deposits	Other Deposits	Total Deposits	Ending Balance
159,496.00	149,731.50	154,277.00	145,528.89	0.00	0.00	0.00	1,502.94

Income Code:

CO	Courtesy Officer
Conc	Concession
Emp	Employee
Garag	Garage
Garb	Garbage
Memb	Membership Trade
Meter	Sub Meter
Model	Model
MTM	Month to Month
Rent	Base Rent
Stor	Storage
WD	Washer Dryer

Resident Stat.

C	Current
L	Leased
N	Notice
P	Previous
X	Cancel

Unit Stat.

NA	On Notice Available
NL	On Notice Leased
OC	Occupied
VA	Vacant Available
VL	Vacant Leased

Unit Analysis

Description	Units	Percent
Occupied	184	95.83
Vacant	8	4.17
Down	0	0.00
Total Units	192	100.00
Construction	0	
Waiting Lists	6	
Employee	2	
Model	1	
Other Use	0	
Total Special Use	3	1.56

This Rent Roll includes Current Resident, Applicants. '*' Indicates amounts not included in summary of lease charges

SSI410
ResWes
Select: 05/25/05
192 Apt., 207,960 Sq. Ft.

Rent Roll Report
Integrity Property Management
The Reserve at Wescott
May 25, 2005

Apt.	Type	Apt. Status	Names	R S	Sq.Ft.	Market Rent	Code	Lease Charges	Gross Possible	Actual Potential Charges	M/I Date M/O Date	Lease Expires Term	Sec/Other Deposit	Ending Balance

Grand Total :

Market Rent	Lease Rent	Gross Possible	Actual Potential Charges	Security Deposits	Other Deposits	Total Deposits	Ending Balance
159,496.00	149,731.50	154,277.00	145,528.89	0.00	0.00	0.00	1,502.94

Exhibit C

[Lease Form]





Apartment Lease Contract

NATIONAL APARTMENT ASSOCIATION

This is a binding document. Read carefully before signing.

Date of Lease Contract: April 11, 2005 (when the Lease Contract is filled out)

Moving In – General Information

1. PARTIES. This Lease Contract (sometimes referred to as the "lease") is between you, the resident(s) (list all people signing the Lease Contract): John Doe and us, the owner: Reserve at Wescott Plantation (name of apartment community or title holder). You've agreed to rent Apartment No. 111, at 4975 Wescott Blvd. (street address) in Summerville (city), South Carolina, 29485 (zip code) for use as a private residence only. The terms "you" and "your" refer to all residents listed above. The terms "we," "us," and "our" refer to the owner listed above (or any of owner's successors' in interest or assigns). Written notice to or from our managers constitutes notice to or from us. If anyone else has guaranteed performance of this Lease Contract, a separate Lease Contract Guaranty for each guarantor is attached.

2. OCCUPANTS. The apartment will be occupied only by you and (list all other occupants not signing the Lease Contract):

No one else may occupy the apartment. Persons not listed above must not stay in the apartment for more than 14 consecutive days without our prior written consent, and no more than twice that many days in any one month. If the previous space isn't filled in, two days per month is the limit.

3. LEASE TERM. The initial term of the Lease Contract begins on the 11th day of April, 2005, and ends at midnight the 10th day of April, 2006. This Lease Contract will automatically renew month-to-month unless either party gives at least 60 days written notice of termination or intent to move-out as required by paragraph 36, which in all cases shall be a minimum of thirty (30) days. If the number of days isn't filled in, at least 30 days notice is required.

4. SECURITY DEPOSIT. The total security deposit for all residents in the apartment is $ 0.00, due on or before the date this Lease Contract is signed.

This amount *[check one]:* ☐ does or ☐ does not include an animal deposit. An animal deposit will be stated in any animal addendum. See paragraphs 40 and 41 for security deposit return information.

5. KEYS AND FURNITURE. You will be provided 2 apartment key(s), 2 mailbox key(s), and 1 other access devices for Proxy card. Any resident, occupant, or spouse who, according to a remaining resident's affidavit, has permanently moved out or is under court order to not enter the apartment, is (at our option) no longer entitled to occupancy, keys, or other access devices. Your apartment will be [check one]: ☐ furnished or ☒ unfurnished.

6. RENT AND CHARGES. You will pay $ 847.00 per month for rent, payable in advance and without demand *[check one]:*

☒ at the on-site manager's office, or

☐ at

Prorated rent of $ 565.00 is due for the remainder of the *[check one]:* ☒ 1st month or ☐ 2nd month, on April 11, 2005. Otherwise, you must pay your rent on or before the 1st day of each month (due date) with no grace period. Cash is unacceptable without our prior written permission. You must not withhold or offset rent unless authorized by statute. We may, at our option, require at any time that you pay all rent and other sums in cash, certified or cashier's check, money order, or one monthly check rather than multiple checks. If you don't pay all rent on or before the 5th day of the month and we haven't given notice to vacate before that date, you'll pay an initial late charge of $ 100.00 plus a late charge of $ ______ per day after that date until paid in full. Daily late charges will not exceed 15 days for any single month's rent. You'll also pay a charge of $ 30.00 for each returned check, plus initial and daily late charges from due date until we receive acceptable payment, which returned check charge shall not exceed $25.00 for checks $100.00 or less and $30.00 for checks over $100.00. If you don't pay rent on time, you'll be delinquent and all remedies under this Lease Contract will be authorized. If you violate the animal restrictions of paragraph 26 or other animal rules, you'll pay an initial charge of $ 50.00 per animal (not to exceed $100 per animal) and a daily charge of $ ______ per animal (not to exceed $10 per day per animal) from the date the animal was brought into your apartment until it is finally removed. We'll also have all other remedies for such violation

7. UTILITIES. We'll pay for the following items, if checked:

☐ water ☐ gas ☐ electricity ☐ master antenna
☐ wastewater ☒ trash ☐ cable TV ☐ other______

You'll pay for all other utilities, related deposits, and any charges, fees, or services on such utilities. You must not allow utilities to be disconnected--including disconnection for not paying your bills--until the lease term or renewal period ends. Cable channels that are provided may be changed during the lease term if the change applies to all residents. Utilities may be used only for normal household purposes and must not be wasted. If your electricity is ever interrupted, you must use only battery-operated lighting. If any utilities are submetered for the apartment, or prorated by an allocation formula, we will attach an addendum to this Lease Contract in compliance with state agency rules or city ordinance.

8. INSURANCE. We urge you to get your own insurance for losses due to theft, fire, water damage, and the like. You intend to [check one]:

☐ not buy insurance to protect against such losses, or

☐ buy insurance from your own agent to cover such losses.

If neither is checked, you acknowledge that you will not have insurance coverage.

9. LOCKS AND LATCHES. Keyed lock(s) will be rekeyed after the prior resident moves out. The rekeying will be done either before you move in or, if the apartment has a keyless deadbolt on each exterior door, within 10 days after you move in.

You may at any time ask us to: (1) install one keyed deadbolt lock on an exterior door if it does not have one; (2) install a bar and/or sliding door pinlock on each sliding glass door; (3) install one keyless deadbolt on each exterior door; (4) install one doorviewer on each exterior door; and (5) change or rekey locks or latches during the lease term. We must comply with those requests, but you must pay for them.

What You Are Now Requesting. You now request the following to be installed at your expense (if one is not already installed), subject to any statutory restrictions on what you may request.

☒ keyed deadbolt lock ☒ doorviewer
☒ keyless deadbolt ☐ sliding door pinlock
☐ sliding door bar

Payment for Rekeying, Repairs, Etc. You must pay for all repairs or replacements arising from misuse or damage to devices by you or your family, occupants, or guests during your occupancy. You may be required to pay in advance if we notify you within a reasonable time after your request that you are more than 30 days delinquent in reimbursing us for repairing or replacing a device which was misused or damaged by you, your guest or an occupant; or if you have requested that we repair, install, change or rekey the same device during the 30 days preceding your request and we have complied with your request.

Special Provisions and "What If" Clauses

10. SPECIAL PROVISIONS. The following special provisions and any addenda or written rules furnished to you at or before signing will become a part of this Lease Contract and will supersede any conflicting provisions of this printed lease form.

Early Termination of lease requires a 60 day written notice and a fee of 1.5 months rent.

See page 6 for any additional special provisions.

11. EARLY MOVE-OUT. You'll be liable to us for a reletting charge of $ ______ (not to exceed 100% of the highest monthly rent during the lease term) if you:

(1) fail to give written move-out notice as required in paragraphs 22 or 36; or
(2) move out without paying rent in full for the entire lease term or renewal period; or
(3) move out at our demand because of your default; or
(4) are judicially evicted.

The reletting charge represents our estimated actual damages we anticipate to be incurred as a result of any of these occurrences and is not a cancellation fee and does not release you from your obligations under this Lease Contract. See the first paragraph of page 2.

04112005435401

John Doe

Initials of all Residents: ______

Not a Release. The reletting charge is not a lease cancellation fee or buyout fee. It is an agreed-to liquidated amount covering only part of our actual damages that we anticipate to be incurred as a result of the occurrence of any of the foregoing (1) through (4), that is, our time, effort, and expense in finding and processing a replacement. These damages are uncertain and difficult to ascertain--particularly those relating to inconvenience, paperwork, advertising, showing apartments, utilities for showing, checking prospects, office overhead, marketing costs, and locator-service fees. You agree that the reletting charge is a reasonable estimate of such damages and that the charge is due whether or not our reletting attempts succeed. If no amount is stipulated, you must pay our actual reletting costs so far as they can be determined. The reletting charge does not release you from continued liability for: future or past-due rent; charges for cleaning, repairing, repainting, or unreturned keys; or other sums due.

12. REIMBURSEMENT. You must promptly reimburse us for loss, damage, government fines, or cost of repairs or service in the apartment community due to a violation of the Lease Contract or rules, improper use, or negligence by you or your guests or occupants. Unless the damage or wastewater stoppage is due to our negligence, we're not liable for—and you must pay for—repairs, replacement costs, and damage to the following if occurring during the lease term or renewal period: (1) damage to doors, windows, or screens; (2) damage from windows or doors left open; and (3) damage from wastewater stoppages caused by improper objects in lines exclusively serving your apartment. We may require payment at any time, including advance payment of repairs for which you're liable. Delay in demanding sums you owe is not a waiver.

13. FAILING TO PAY FIRST MONTH'S RENT. If you don't pay the first month's rent when or before the Lease Contract begins, all future rent will be automatically accelerated without notice and immediately due, to the extent provided by law. We also may end your right of occupancy and recover actual damages, future rent, reletting charges, attorney's fees, court costs, and other lawful charges, to the extent provided by law. Our rights and remedies under paragraphs 11 and 31 apply to acceleration under this paragraph.

14. RENT INCREASES AND LEASE CONTRACT CHANGES. No rent increases or Lease Contract changes are allowed before the initial Lease Contract term ends, except for changes allowed by any special provisions in paragraph 10, by a written addendum or amendment signed by you and us, or by reasonable changes of apartment rules allowed under paragraph 17. If, at least 5 days before the advance notice deadline referred to in paragraph 3, we give you written notice of rent increases or lease changes effective when the lease term or renewal period ends, this Lease Contract will automatically continue month-to-month with the increased rent or lease changes. The new modified Lease Contract will begin on the date stated in the notice (without necessity of your signature) unless you give us written move-out notice under paragraph 36.

15. DELAY OF OCCUPANCY. If occupancy is or will be delayed for construction, repairs, cleaning, or a previous resident's holding over, we're not responsible for the delay. The Lease Contract will remain in force subject to: (1) abatement of rent on a daily basis during delay; and (2) your right to terminate as set forth below. Notice of intent to terminate must be in writing and must be received by us at least five (5) days prior to your termination. After termination, you are entitled only to refund of deposit(s) and any rent paid. Rent abatement or lease termination does not apply if delay is for cleaning or repairs that don't prevent you from occupying the apartment.

If there is a delay and we haven't given notice of delay as set forth immediately below, you may terminate up to the date when the apartment is ready for occupancy, upon at least five (5) days prior written notice to us, but not later.

(1) If we give written notice to any of you when or after the Lease Contract begins--and the notice states that occupancy has been delayed because of construction or a previous resident's holding over, and that the apartment will be ready on a specific date--you may submit to us a written notice to terminate the Lease Contract within 3 days of your receiving the notice, but not later.

(2) If we give written notice to any of you before the effective Lease Contract date and the notice states that construction delay is expected and that the apartment will be ready for you to occupy on a specific date, you may submit to us written notice to terminate the Lease Contract within 7 days after any of you receives written notice, but not later. The readiness date is considered the new effective Lease Contract date for all purposes. This new date may not be moved to an earlier date unless we and you agree.

16. DISCLOSURE RIGHTS. If someone requests information on you or your rental history for law-enforcement, governmental, or business purposes, we may provide it.

While You're Living in the Apartment

17. COMMUNITY POLICIES OR RULES. You and all guests and occupants must comply with any written apartment rules and community policies, including instructions for care of our property. Our rules are considered part of this Lease Contract. We may make reasonable changes to written rules, effective immediately, if they are distributed and applicable to all units in the apartment community and do not change dollar amounts on page 1 of this Lease Contract.

18. LIMITATIONS ON CONDUCT. The apartment and other areas reserved for your private use must be kept clean. Trash must be disposed of at least weekly in appropriate receptacles in accordance with local ordinances. Passageways may be used only for entry or exit. Any swimming pools, saunas, spas, tanning beds, exercise rooms, storerooms, laundry rooms, and similar areas must be used with care in accordance with apartment rules and posted signs. Glass containers are prohibited in all common areas. You, your occupants, or guests may not anywhere in the apartment community: use candles or use kerosene lamps or kerosene heaters without our prior written approval; cook on balconies or outside; or solicit business or contributions. Conducting any kind of business (including child care services) in your apartment or in the apartment community is prohibited--except that any lawful business conducted "at home" by computer, mail, or telephone is permissible if customers, clients, patients, or other business associates do not come to your apartment for business purposes. We may regulate: (1) the use of patios, balconies, and porches; (2) the conduct of furniture movers and delivery persons; and (3) recreational activities in common areas. You'll be liable to us for damage caused by you or any guests or occupants.

We may exclude from the apartment community guests or others who, in our judgment, have been violating the law, violating this Lease Contract or any apartment rules, or disturbing other residents, neighbors, visitors, or owner representatives. We may also exclude from any outside area or common area a person who refuses to show photo identification or refuses to identify himself or herself as a resident, occupant, or guest of a specific resident in the community.

19. PROHIBITED CONDUCT. You and your occupants or guests may not engage in the following activities: behaving in a loud or obnoxious manner; disturbing or threatening the rights, comfort, health, safety, or convenience of others (including our agents and employees) in or near the apartment community; disrupting our business operations; manufacturing, delivering, possessing with intent to deliver, or otherwise possessing a controlled substance or drug paraphernalia; engaging in or threatening violence; possessing a weapon prohibited by state law; discharging a firearm in the apartment community; displaying or possessing a gun, knife, or other weapon in the common area in a way that may alarm others; storing anything in closets having gas appliances; tampering with utilities or telecommunications; bringing hazardous materials into the apartment community; or injuring our reputation by making bad faith allegations against us to others.

20. PARKING. We may regulate the time, manner, and place of parking cars, trucks, motorcycles, bicycles, boats, trailers, and recreational vehicles by anyone. We may have unauthorized or illegally parked vehicles towed after requisite notice given under an appropriate statute. A vehicle is unauthorized or illegally parked in the apartment community if it:

(1) has a flat tire or other condition rendering it inoperable; or
(2) is on jacks, blocks or has wheel(s) missing; or
(3) has no current license or no current inspection sticker; or
(4) takes up more than one parking space; or
(5) belongs to a resident or occupant who has surrendered or abandoned the apartment; or
(6) is parked in a marked handicap space without the legally required handicap insignia; or
(7) is parked in a space marked for manager, staff, or guest at the office; or
(8) blocks another vehicle from exiting; or
(9) is parked in a fire lane or designated "no parking" area; or
(10) is parked in a space marked for other resident(s) or unit(s); or
(11) is parked on the grass, sidewalk, or patio; or
(12) blocks garbage trucks from access to a dumpster.

21. RELEASE OF RESIDENT. Unless you're entitled to terminate this Lease Contract under paragraphs 10, 15, 22, 30, or 36, you won't be released from this Lease Contract for any reason--including but not limited to voluntary or involuntary school withdrawal or transfer, voluntary or involuntary job transfer, marriage, separation, divorce, reconciliation, loss of co-residents, loss of employment, bad health, or death.

22. MILITARY PERSONNEL CLAUSE. You may terminate the Lease Contract if you enlist or are drafted or commissioned and on active duty in the U.S. Armed Forces. You also may terminate the Lease Contract if:

(1) you are (i) a member of the U.S. Armed Forces or reserves on active duty or (ii) a member of the National Guard called to active duty for more than 30 days in response to a national emergency declared by the President; *and*

(2) you (i) receive orders for permanent change-of-station, (ii) receive orders to deploy with a military unit or as an individual in support of a military operation for 90 days or more, *or* (iii) are relieved or released from active duty.

After you deliver to us your written termination notice, the Lease Contract will be terminated under this military clause 30 days after the date on which your next rental payment is due. You must furnish us a copy of your military orders, such as permanent change-of-station orders, call-up orders, or deployment orders or written notification from your commanding officer. Military permission for base housing does not constitute change-of-station order. After you move out, we'll return your security deposit, less lawful deductions. For the purposes of this Lease Contract, orders described in (2) above will only release the resident who qualifies under (1) and (2) above and receives the orders during the Lease Contract term and such resident's spouse or legal dependents living in the resident's household. A co-resident who is not your spouse or dependent cannot terminate under this military clause.

04112005435402

Unless you state otherwise in paragraph 10, you represent when signing this Lease Contract that: (1) you do not already have deployment or change-of-station orders; (2) you will not be retiring from the military during the Lease Contract term; and (3) the term of your enlistment or obligation will not end before the Lease Contract term ends. Even if you are entitled to terminate this Lease Contract under this paragraph, liquidated damages for making a false representation of the above will be the amount of unpaid rent for the remainder of the lease term when and if you move out, less rents from others received in mitigation under paragraph 31. You must immediately notify us if you are called to active duty or receive deployment or permanent change-of-station orders.

23. RESIDENT SAFETY AND PROPERTY LOSS. You and all occupants and guests must exercise due care for your own and others' safety and security, especially in the use of smoke detectors, keyed deadbolt locks, keyless bolting devices, window latches, and other safety or security devices. You agree to make every effort to follow the Security Guidelines on page 5.

Smoke Detectors. We'll furnish smoke detectors as required by statute, and we'll test them and provide working batteries when you first take possession. After that, you must pay for and replace batteries as needed, unless the law provides otherwise. We may replace dead or missing batteries at your expense, without prior notice to you. You must immediately report smoke-detector malfunctions to us. Neither you nor others may disable smoke detectors. If you damage or disable the smoke detector or remove a battery without replacing it with a working battery, you may be liable to us under state statute for $100 plus one month's rent, actual damages, and attorney's fees. If you disable or damage the smoke detector, or fail to replace a dead battery or report malfunctions to us, you will be liable to us and others for any loss, damage, or fines from fire, smoke, or water.

Casualty Loss. We're not liable to any resident, guest, or occupant for personal injury or damage or loss of personal property from fire, smoke, rain, flood, water leaks, hail, ice, snow, lightning, wind, explosions, earthquake, interruption of utilities, theft, or vandalism unless otherwise required by law. We have no duty to remove any ice, sleet, or snow but may remove any amount with or without notice, except as may be required by law. Unless we instruct otherwise, you must--for 24 hours a day during freezing weather--(1) keep the apartment heated to at least 50 degrees; (2) keep cabinet and closet doors open; and (3) drip hot and cold water faucets. You'll be liable for damage to our and others' property if damage is caused by broken water pipes due to your violating these requirements. If you ask our representatives to perform services not contemplated in this Lease Contract, you will indemnify us and hold us harmless from all liability for those services.

Crime or Emergency. Dial 911 or immediately call local medical emergency, fire, or police personnel in case of accident, fire, smoke, or suspected criminal activity or other emergency involving imminent harm. You should then contact our representative. You won't treat any of our security measures as an express or implied warranty of security, or as a guarantee against crime or of reduced risk of crime. Unless otherwise provided by law, we're not liable to you or any guests or occupants for injury, damage, or loss to person or property caused by criminal conduct of other persons, including theft, burglary, assault, vandalism, or other crimes. We're not obliged to furnish security personnel, security lighting, security gates or fences, or other forms of security unless required by statute. We're not responsible for obtaining criminal-history checks on any residents, occupants, guests, or contractors in the apartment community. If you or any occupant or guest is affected by a crime, you must make a written report to our representative and to the appropriate local law-enforcement agency. You must also furnish us with the law-enforcement agency's incident report number upon request.

24. CONDITION OF THE PREMISES AND ALTERATIONS. You accept the apartment, fixtures, and furniture as is, except for conditions materially affecting the health or safety of ordinary persons. *WE DISCLAIM ALL IMPLIED WARRANTIES.* You'll be given an Inventory and Condition form on or before move-in. Within 48 hours after move-in, you must note on the form all defects or damage and return it to our representative. Otherwise, everything will be considered to be in a clean, safe, and good working condition.

You must use customary diligence in maintaining the apartment and not damaging or littering the common areas. Unless authorized by statute or by us in writing, you must not perform any repairs, painting, wallpapering, carpeting, electrical changes, or otherwise alter our property. No holes or stickers are allowed inside or outside the apartment. But we'll permit a reasonable number of small nail holes for hanging pictures on sheetrock walls and in grooves of wood-paneled walls, unless our rules state otherwise. No water furniture, washing machines, additional phone or TV-cable outlets, alarm systems, or lock changes, additions, or rekeying is permitted unless statutorily allowed or we've consented in writing. You may install a satellite dish or antenna provided you sign our satellite dish or antenna lease addendum which complies with reasonable restrictions allowed by federal law. You agree not to alter, damage, or remove our property, including alarm systems, smoke detectors, furniture, telephone and cable TV wiring, screens, locks, and security devices. When you move in, we'll supply light bulbs for fixtures we furnish, including exterior fixtures operated from inside the apartment; after that, you'll replace them at your expense with bulbs of the same type and wattage. Your improvements to the apartment (whether or not we consent) become ours unless we agree otherwise in writing.

25. REQUESTS, REPAIRS, AND MALFUNCTIONS. IF YOU OR ANY OCCUPANT NEEDS TO SEND A NOTICE OR REQUEST--FOR EXAMPLE, FOR REPAIRS, INSTALLATIONS, SERVICES, OR SECURITY-RELATED MATTERS--IT MUST BE SIGNED AND IN WRITING TO OUR DESIGNATED REPRESENTATIVE (except in case of fire, smoke, gas, explosion, overflowing sewage, uncontrollable running water, electrical shorts, or crime in progress). Our written notes on your oral request do not constitute a written request from you.

Our complying with or responding to any oral request regarding security or non-security matters doesn't waive the strict requirement for written notices under this Lease Contract. You must promptly notify us in writing of: water leaks; electrical problems; malfunctioning lights; broken or missing locks or latches; and other conditions that pose a hazard to property, health, or safety. We may change or install utility lines or equipment serving the apartment if the work is done reasonably without substantially increasing your utility costs. We may turn off equipment and interrupt utilities as needed to avoid property damage or to perform work. If utilities malfunction or are damaged by fire, water, or similar cause, you must notify our representative immediately. Air conditioning problems are not emergencies. If air conditioning or other equipment malfunctions, you must notify our representative as soon as possible on a business day. We'll act with customary diligence to make repairs and reconnections. Rent will not abate in whole or in part.

If we believe that fire or catastrophic damage is substantial, or that performance of needed repairs poses a danger to you, we may terminate this Lease Contract within a reasonable time by giving you written notice. If the Lease Contract is so terminated, we'll refund prorated rent and all deposits, less lawful deductions.

26. ANIMALS. No animals (including mammals, reptiles, birds, fish, rodents, and insects) are allowed, even temporarily, anywhere in the apartment or apartment community unless we've so authorized in writing. If we allow an animal, you must sign a separate animal addendum and post an animal deposit. An animal deposit is considered a general security deposit. We will authorize a support animal for a disabled (handicapped) person. We may require a written statement from a qualified professional verifying the need for the support animal. You must not feed stray or wild animals.

If you or any guest or occupant violates animal restrictions (with or without your knowledge), you'll be subject to charges, damages, eviction, and other remedies provided in this Lease Contract. If an animal has been in the apartment at any time during your term of occupancy (with or without our consent), we'll charge you for defleaing, deodorizing, and shampooing. Initial and daily animal-violation charges and animal-removal charges are liquidated damages for our time, inconvenience, and overhead (except for attorney's fees and litigation costs) in enforcing animal restrictions and rules. We may remove an unauthorized animal by (1) leaving, in a conspicuous place in the apartment, a 24-hour written notice of intent to remove the animal, and (2) following the procedures of paragraph 27. We may keep or kennel the animal or turn it over to a humane society or local authority. When keeping or kenneling an animal, we won't be liable for loss, harm, sickness, or death of the animal unless due to our negligence. We'll return the animal to you upon request if it has not already been turned over to a humane society or local authority. You must pay for the animal's reasonable care and kenneling charges. We have no lien on the animal for any purpose.

27. WHEN WE MAY ENTER. We (landlord and repairers, servicers, contractors, and other agents) must give you at least 24 hours notice of our intent to enter and may only enter at reasonable times, except in the event of the following:

(1) at any time in case of emergency, including prospective changes in weather conditions which pose a likelihood of danger to the property;

(2) between the hours of 9 AM to 6 PM for the purpose of providing regularly scheduled periodic services (provided that prior to entering, we announce our intent to enter), such services including: making repairs or replacements; estimating repair or refurbishing costs; performing pest control; doing preventive maintenance; changing filters; testing or replacing smoke-detector batteries; delivering, installing, reconnecting, or replacing appliances, furniture, equipment, or security devices, and the like;

(3) between the hours of 8 AM to 8 PM for the purpose of providing services you request (provided that, prior to entering, we announce our intent to enter to perform services);

(4) pursuant to court order;

(5) where you fail to maintain the premises in a condition materially affecting health and safety if such noncompliance can be remedied by repair and you fail to comply as promptly as conditions require in the case of emergency or within fourteen (14) days after written notice from us requesting you to remedy the breach within such time period;

(6) when accompanied by a law enforcement officer at reasonable times for the purpose of service of process in ejectment proceedings; or

(7) you have abandoned or surrendered the premises.

28. MULTIPLE RESIDENTS OR OCCUPANTS. Each resident is jointly and severally liable for all lease obligations. If you or any guest or occupant violates the Lease Contract or rules, all residents are considered to have violated the Lease Contract. Our requests and notices (including sale notices) to any resident constitute notice to all residents and occupants. Notices and requests from any resident or occupant (including notices of lease termination, repair requests, and entry permissions) constitute notice from all residents. In eviction suits, each resident is considered the agent of all other residents in the apartment for service of process. Security-deposit refunds and deduction itemizations of multiple residents will comply with paragraph 41.

Replacements

29. REPLACEMENTS AND SUBLETTING. Replacing a resident, subletting, or assignment is allowed only when we consent in writing. If departing or remaining residents find a replacement resident acceptable to us before moving out and we expressly consent to the replacement, subletting, or assignment, then:

(1) a reletting charge will not be due;

(2) a reasonable administrative (paperwork) fee will be due, and a rekeying fee will be due if rekeying is requested or required; and

(3) the departing and remaining residents will remain liable for all lease obligations for the rest of the original lease term.

Procedures for Replacement. If we approve a replacement resident, then, at our option: (1) the replacement resident must sign this Lease Contract with or without an increase in the total security deposit; or (2) the remaining and replacement residents must sign an entirely new Lease Contract. Unless we agree otherwise in writing, your security deposit will automatically transfer to the replacement resident as of the date we approve. The departing resident will no longer have a right to occupancy or a security deposit refund, but will remain liable for the remainder of the original lease term unless we agree otherwise in writing--even if a new Lease Contract is signed.

Default by Either Party

30. DEFAULT BY OWNER. We'll act with customary diligence to:

(1) keep common areas reasonably clean, subject to paragraph 24;

(2) maintain fixtures, furniture, hot water, heating and A/C equipment;

(3) substantially comply with applicable federal, state, and local laws regarding safety, sanitation, and fair housing; and

(4) make all reasonable repairs, subject to your obligation to pay for damages for which you are liable.

If we violate any of the above, you may terminate this Lease Contract and exercise other remedies under state statute only as follows:

(a) you must make a written request for repair or remedy of the condition, and all rent must be current at the time;

(b) after receiving the request, we have a reasonable time to repair, considering the nature of the problem and the reasonable availability of materials, labor, and utilities;

(c) if we haven't diligently tried to repair within a reasonable time, you must then give us written notice of intent to terminate the Lease Contract unless the repair is made within 7 days; and

(d) if repair hasn't been made within 14 days, you may terminate this Lease Contract and exercise other statutory remedies. Security deposits and prorated rent will be refunded as required by law.

31. DEFAULT BY RESIDENT. You'll be in default if you or any guest or occupant violates any terms of this Lease Contract including but not limited to the following violations: (1) you don't pay rent or other amounts that you owe when due; (2) you or any guest or occupant violates the apartment rules, or fire, safety, health, or criminal laws, regardless of whether arrest or conviction occurs; (3) you abandon the apartment; (4) you give incorrect or false answers in a rental application; (5) you or any occupant is arrested, convicted, or given deferred adjudication for a felony offense involving actual or potential physical harm to a person, or involving possession, manufacture, or delivery of a controlled substance, marihuana, or drug paraphernalia under state statute; (6) any illegal drugs or paraphernalia are found in your apartment; (7) you or any guest or occupant engages in any of the prohibited conduct described in Paragraph 19; or (8) you or any occupant, in bad faith, makes an invalid habitability complaint to an official or employee of a utility company or the government.

Eviction. If you default, we have the right to seek ejectment in accordance with applicable law.

Acceleration. To the extent provided by law, all monthly rent for the rest of the lease term or renewal period will be accelerated automatically without notice or demand (before or after acceleration) and will be immediately due and delinquent if, without our written consent: (1) you move out, remove property in preparing to move out, or give oral or written notice (by you or any occupant) of intent to move out before the lease term or renewal period ends; and (2) you've not paid all rent for the entire lease term or renewal period. Such conduct is considered a default for which we need not give you notice. Remaining rent also will be accelerated if you're judicially evicted or move out when we demand because you've defaulted. Acceleration is subject to our mitigation obligations below.

Holdover. You or any occupant, invitee, or guest must not hold over beyond the date contained in your move-out notice or our notice to vacate (or beyond a different move-out date agreed to by the parties in writing). If holdover occurs, then: (1) holdover rent is due in advance on a daily basis and may become delinquent without notice or demand; (2) rent for the holdover period will be increased by 25% over the then-existing rent, without notice; (3) you'll be liable to us for all rent for the full term of the previously signed Lease Contract of a new resident who can't occupy because of the holdover; and (4) at our option, we may extend the lease term--for up to one month from the date of notice of lease extension--by delivering written notice to you or your apartment while you continue to holdover.

Other Remedies. If your rent is delinquent and we give you 5 days' prior written notice, we may terminate the Lease Contract upon written notice to you of nonpayment and intent to terminate the Lease Contract. We may report unpaid amounts to credit agencies. If you default and move out early, you will pay us any amounts stated to be rental discounts in paragraph 10, in addition to other sums due. Upon your default, we have all other legal remedies, including lease termination and lockout fees, as provided under state statute, and attorneys' fees, to the extent allowable by law. Late charges are liquidated damages for our time, inconvenience, and overhead in collecting late rent (but are not for attorney's fees and litigation costs). You must pay all collection-agency fees if you fail to pay all sums due within 10 days after we mail you a letter demanding payment and stating that collection agency fees will be added if you don't pay all sums by that deadline.

Mitigation of Damages. If you move out early, you'll be subject to paragraph 11 and all other remedies. We'll exercise customary diligence to relet and minimize damages. We'll credit all subsequent rent that we actually receive from subsequent residents against your liability for past-due and future rent and other sums due.

General Clauses

32. MISCELLANEOUS. Neither we nor any of our representatives have made any oral promises, representations, or agreements. This Lease Contract is the entire agreement between you and us. Our representatives (including management personnel, employees, and agents) have no authority to waive, amend, or terminate this Lease Contract or any part of it, unless in writing, and no authority to make promises, representations, or agreements that impose security duties or other obligations on us or our representatives unless in writing. No action or omission of our representative will be considered a waiver of any subsequent violation, default, or time or place of performance. Our not enforcing or belatedly enforcing written-notice requirements, rental due dates, acceleration, liens, or other rights isn't a waiver under any circumstances. Except when notice or demand is required by statute, you waive any notice and demand for performance from us if you default. Written notice to or from our managers constitutes notice to or from us. Any person giving a notice under this Lease Contract should retain a copy of the memo, letter or fax that was given. Fax signatures are binding. All notices must be signed. Notices may not be given by email.

Exercising one remedy won't constitute an election or waiver of other remedies. Unless prohibited by law or the respective insurance policies, insurance subrogation is waived by all parties. All remedies are cumulative. No employee, agent, or management company is personally liable for any of our contractual, statutory, or other obligations merely by virtue of acting on our behalf. This Lease Contract binds subsequent owners. Neither an invalid clause nor the omission of initials on any page invalidates this Lease Contract. All notices and documents may be in English and, at our option, in any language that you read or speak. All provisions regarding our non-liability and non-duty apply to our employees, agents, and management companies. This Lease Contract is subordinate or superior to existing and future recorded mortgages, at lender's option. All lease obligations must be performed in the county where the apartment is located.

WAIVER OF JURY TRIAL. To minimize legal expenses and, to the extent allowed by law, you and we agree that a trial of any lawsuit based on statute common law, and/or related to this Lease Contract shall be to a judge and not a jury.

33. PAYMENTS. Payment of all sums is an independent covenant. At our option and without notice, we may apply money received (other than utility payments subject to governmental regulations) first to any of your unpaid obligations, then to current rent--regardless of notations on checks or money orders and regardless of when the obligations arose. All sums other than rent are due upon our demand. After the due date, we do not have to accept the rent or any other payments.

34. ASSOCIATION MEMBERSHIP. We represent that: (1) we; (2) the management company that represents us; or (3) any locator service that procured you for us is, at the time of signing this Lease Contract or a renewal of this Lease Contract, a member in good standing of both the National Apartment Association and any affiliated state and local apartment (multi-housing) associations for the area where the dwelling is located. The member is either an owner/management company member or an associate member doing business as a locator service (whose name and address is disclosed at the end of this Lease Contract). If not, this Lease Contract is, at your option, voidable and unenforceable by us (except for property damages); we may not recover past or future rent or other charges; and we will be in violation of the state criminal and civil statutes. The above remedies also apply if both of the following occur: (1) the Lease Contract is automatically renewed on a month-to-month basis two or more times after membership in the above associations has lapsed, and (2) neither the owner nor the management company is a member of such associations at the time of the third automatic renewal.

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N.N. —

Security Guidelines for Residents

35. SECURITY GUIDELINES. In cooperation with the National Apartment Association, we'd like to give you some important safety guidelines. We recommend that you follow these guidelines and use common sense in practicing safe conduct. Inform all other occupants in your dwelling, including any children you may have, about these guidelines.

PERSONAL SECURITY--WHILE INSIDE YOUR APARTMENT

1. Lock your doors and windows--even while you're inside.
2. Engage the keyless deadbolts on all doors while you're inside.
3. When answering the door, see who is there by looking through a window or peephole. If you don't know the person, first talk with him or her without opening the door. Don't open the door if you have any doubts.
4. If children (who are old enough to take care of themselves) are left alone in your apartment, tell them to use the keyless deadbolt and refuse to let anyone inside while you are gone--regardless of whether the person is a stranger or an apartment maintenance or management employee.
5. Don't put your name,address, or phone number on your key ring.
6. If you're concerned because you've lost your key or because someone you distrust has a key, ask the management to rekey the locks. You have a statutory right to have that done, as long as you pay for the rekeying.
7. Dial 911 for emergencies. If the 911 number does not operate in your area, keep phone numbers handy for the police, fire, and emergency medical services. If an emergency arises, call the appropriate governmental authorities first, then call the management.
8. Check your smoke detector monthly to make sure it is working properly and the batteries are still okay.
9. Check your doorlocks, window latches, and other security devices regularly to be sure they are working properly.
10. If your doors or windows are unsecure due to break-ins or malfunctioning locks or latches, stay with friends or neighbors until the problem is fixed.
11. Immediately report to management--in writing, dated and signed--any needed repairs of locks, latches, doors, windows, smoke detectors, and alarm systems.
12. Immediately report to management--in writing, dated and signed--any malfunction of other safety devices outside your apartment, such as broken gate locks, burned-out lights in stairwells and parking lots, blocked passages, broken railings, etc.
13. Close curtains, blinds, and window shades at night.
14. Mark or engrave your driver's license number or other identification on valuable personal property.

PERSONAL SECURITY--WHILE OUTSIDE YOUR APARTMENT

15. Lock your doors while you're gone. Lock any doorhandle lock, keyed deadbolt lock, sliding door pin lock, sliding door handle latch, and sliding door security bar that you have.
16. Leave a radio or TV playing softly while you're gone.
17. Close and latch your windows while you're gone, particularly when you're on vacation.
18. Tell your roommate or spouse where you're going and when you'll be back.
19. Don't walk alone at night. Don't allow your family to do so.
20. Don't hide a key under the doormat or a nearby flowerpot. These are the first places a burglar will look.
21. Don't give entry keys, codes or electronic gate cards to anyone.
22. Use lamp timers when you go out in the evening or go away on vacation. They can be purchased at most hardware stores.
23. Let the manager and your friends know if you'll be gone for an extended time. Ask your neighbors to watch your apartment since the management cannot assume that responsibility.
24. While on vacation, temporarily stop your newspaper and mail delivery, or have your mail and newspaper picked up daily by a friend.
25. Carry your door key in your hand, whether it is daylight or dark, when walking to your entry door. You are more vulnerable when looking for your keys at the door.

PERSONAL SECURITY--WHILE USING YOUR CAR

26. Lock your car doors while driving. Lock your car doors and roll up the windows when leaving your car parked.
27. Don't leave exposed items in your car, such as cassette tapes, wrapped packages, briefcases, or purses.
28. Don't leave your keys in the car.
29. Carry your key ring in your hand whenever you are walking to your car--whether it is daylight or dark and whether you are at home, school, work, or on vacation.
30. Always park in a well-lighted area. If possible, try to park your car in an off-street parking area rather than on the street.
31. Check the backseat before getting into your car.
32. Be careful when stopping at gas stations or automatic-teller machines at night--or anytime when you suspect danger.

PERSONAL SECURITY AWARENESS

No security system is failsafe. Even the best system can't prevent crime. Always act as if security systems don't exist since they are subject to malfunction, tampering, and human error. *WE DISCLAIM ANY IMPLIED WARRANTIES OF SECURITY.* The best safety measures are the ones you perform as a matter of common sense and habit.

When Moving Out

36. MOVE-OUT NOTICE. Before moving out, you must give our representative advance written move-out notice as provided below. Your move-out notice will not release you from liability for the full term of the Lease Contract or renewal term. You will still be liable for the entire lease term if you move out early (paragraph 21) except under the military clause (paragraph 22). YOUR MOVE-OUT NOTICE MUST COMPLY WITH EACH OF THE FOLLOWING:

- Your move-out notice must be in writing. Oral move-out notice will not be accepted and will not terminate your Lease Contract.
- Your move-out notice must not terminate the Lease Contract sooner than the end of the lease term or renewal period.
- The move-out date in your notice [check one]: ☐ must be the last day of the month; or ☒ may be the exact day designated in your notice. If neither is checked, the second applies.
- We must receive advance written notice of your move-out date. The advance notice must be at least the number of days of notice required in paragraph 3.

YOUR NOTICE IS NOT ACCEPTABLE IF IT DOES NOT COMPLY WITH ALL OF THE ABOVE. Please use our written move-out form. You must obtain from our representative written acknowledgment that we received your move-out notice. If we terminate the Lease Contract, we must give you the same advance notice--unless you are in default.

37. MOVE-OUT PROCEDURES. The move-out date can't be changed unless we and you both agree in writing. You won't move out before the lease term or renewal period ends unless all rent for the entire lease term or renewal period is paid in full. Early move-out may result in reletting charges and acceleration of future rent under paragraphs 11 and 31, to the extent provided by law. You're prohibited by law from applying any security deposit to rent. You won't stay beyond the date you are supposed to move out. All residents, guests, and occupants must vacate the apartment before the 30-day period for deposit refund begins. You must give us and the U.S. Postal Service, in writing, each resident's forwarding address.

38. CLEANING. You must thoroughly clean the apartment, including doors, windows, furniture, bathrooms, kitchen appliances, patios, balconies, garages, carports, and storage rooms. You must follow move-out cleaning instructions if they have been provided. If you don't clean adequately, you'll be liable for reasonable cleaning charges--including charges for cleaning carpets, draperies, furniture, walls, etc. that are soiled beyond normal wear (that is, wear or soiling that occurs without negligence, carelessness, accident, or abuse).

39. MOVE-OUT INSPECTION. You should meet with our representative for a move-out inspection. Our representative has no authority to bind or limit us regarding deductions for repairs, damages, or charges. Any statements or estimates by us or our representative are subject to our correction, modification, or disapproval before final refunding or accounting.

40. SECURITY DEPOSIT DEDUCTIONS AND OTHER CHARGES. You'll be liable for the following charges, if applicable: unpaid rent; unpaid utilities; unreimbursed service charges; repairs or damages caused by negligence, carelessness, accident, or abuse, including stickers, scratches, tears, burns, stains, or unapproved holes; replacement cost of our property that was in or attached to the apartment and is missing; replacing dead or missing smoke-detector batteries; utilities for repairs or cleaning; trips to let in company representatives to remove your telephone or TV cable services or rental items (if you so request or have moved out); trips to open the apartment when you or any guest or occupant is missing a key; unreturned keys; missing or burned-out light bulbs; removing or

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John Doe

Initials of all Residents: ____________________

rekeying unauthorized security devices or alarm systems; agreed reletting charges; packing, removing, or storing property removed or stored; removing illegally parked vehicles; special trips for trash removal caused by parked vehicles blocking dumpsters; false security-alarm charges unless due to our negligence; animal-related charges under paragraphs 6 and 26; government fees or fines against us for violation (by you, your occupants, or guests) of local ordinances relating to smoke detectors, false alarms, recycling, or other matters; late-payment and returned-check charges; a charge (not to exceed $100) for owner/manager's time and inconvenience in our lawful removal of an animal or in any valid eviction proceeding against you, plus attorney's fees, court costs, and filing fees actually paid; and other sums due under this Lease Contract.

You'll be liable to us, to the extent provided by law, for: (1) charges for replacing all keys and access devices referenced in paragraph 5 if you fail to return them on or before your actual move-out date; (2) accelerated rent if you have violated paragraph 31; and (3) a reletting fee if you have violated paragraph 11.

41. **DEPOSIT RETURN, SURRENDER, AND ABANDONMENT.** We'll mail you your security deposit refund (less lawful deductions) and an itemized accounting of any deductions no later than 30 days after surrender or abandonment, unless statutes provide otherwise.

You have surrendered the apartment when: (1) the move-out date has passed and no one is living in the apartment in our reasonable judgment; or (2) all apartment keys and access devices listed in paragraph 5 have been turned in where rent is paid--whichever date occurs first.

You have abandoned the apartment when all of the following have occurred: (1) everyone appears to have moved out in our reasonable judgment; (2) clothes, furniture, and personal belongings have been substantially removed in our reasonable judgment; (3) you've been in default for non-payment of rent for 15 consecutive days or water, gas, or electric service for the apartment not connected in our name has been terminated; and (4) you've not responded for 2 days to our notice left on the inside of the main entry door, stating that we consider the apartment abandoned. An apartment is also "abandoned" 10 days after the death of a sole resident.

Surrender, abandonment, and judicial eviction end your right of possession for all purposes and gives us the immediate right to: clean up, make repairs in, and relet the apartment; determine any security deposit deductions; and remove property left in the apartment, subject to and to the extent provided by law. Surrender, abandonment, and judicial eviction affect your rights to property left in the apartment, but do not affect our mitigation obligations (paragraph 31).

Signatures, Originals and Attachments

42. **ORIGINALS AND ATTACHMENTS.** This Lease Contract has been executed in multiple originals, with original signatures—one for you and one or more for us. Our rules and community policies, if any, will be attached to the Lease Contract and given to you at signing. When an Inventory and Condition form is completed, both you and we should retain a copy. The items checked below are attached to this Lease Contract and are binding even if not initialed or signed.

- ☐ Animal Addendum
- ☐ Inventory and Condition Form
- ☐ Mold Addendum
- ☐ Enclosed Garage Addendum, dated _____
- ☐ Community Policies Addendum, dated _____
- ☐ Lease Contract Guaranty (_____ guaranties, if more than one)
- ☐ Notice of Intent to Move Out Form
- ☐ Parking Permit or Sticker (quantity:_____)
- ☐ Satellite Dish or Antenna Addendum
- ☐ Asbestos Addendum (if asbestos is present)
- ☐ Lead Hazard Information and Disclosure Addendum (federal)
- ☐ Utility Addendum
- ☐ Card Access Addendum, dated _____
- ☐ Code Access Addendum, dated _____
- ☐ Early Termination Addendum
- ☐ Intrusion Alarm Addendum, dated _____
- ☐ Other _____
- ☐ Other _____

> You are legally bound by this document. Read it carefully before signing. You are entitled to receive an original after it is fully signed. Keep it in a safe place.

Resident or Residents *(all sign below)*

_____
_____
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Owner or Owner's Representative *(signing on behalf of owner)*

_____

Address and phone number of owner's representative for notice purposes

_____
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Name and address of locator service (if applicable)

_____
_____
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Date form is filled out *(same as on top of page 1)* __04/11/2005__

SPECIAL PROVISIONS (CONTINUED FROM PAGE 1). _____

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Integrity Property Management

John Doe

© 2005, National Apartment Association, Inc.   South Carolina Apartment Association Official Form A-05 (Sheets 1, 2, and 3), 2005



Exhibit D

[Existing Encumbrances]

1.   Taxes and assessments for the year 2005, and subsequent years, which are a lien but are not yet due and payable.

2.   Water Rights and Easement Agreement between City of North Charleston and Robert O. Collins dated August 14, 2000 and recorded August 29, 2000 in Book 2497, Page 67.

3.   Utility Easement and Restrictive Covenant Agreement dated January 1, 2001 and recorded March 7, 2001 in Book 2626, Page 290.

4.   Wescott Plantation Utility Service Agreement between the City of North Charleston and South Carolina Electric & Gas Company dated January 1, 2001 and recorded in Book 2626, Page 326.

5.   Right of others in and to water valves, water lines, light poles, storm drainage lines, curb inlets, sanitary sewer lines, sanitary sewer manholes, drop inlets, fire hydrants, 10' ingress/egress easement, electrical boxes, mail boxes, cable box, dumpster and all other equipment or related improvements as shown on plat entitled "ALTA/ACSM Land Title Survey FHA Project No. 054-35652, Project Name: The Reserve at Wescott Plantation, Wescott Boulevard, North Charleston, Dorchester County, SC, 16.880 acres; 735,275.04 Feet" prepared by Trico Engineering Consultants, Inc. dated January 6, 2005.

6.   Rights, if any, of the property owners abutting the pond in and to the waters of the pond and in and to the bed thereof; also boating and fishing rights of property owners abutting the pond or the stream of water leading thereto or therefrom.

7.   Encroachment of portion of Building 3 and Building 8 into 20' water line easement and encroachment of portion of Garage 2 into 20' sewer easement, as shown on plat entitled "ALTA/ACSM Land Title Survey FHA Project No. 054-35652, Project Name: The Reserve at Wescott Plantation, Wescott Boulevard, North Charleston, Dorchester County, SC, 16.880 Acres; 735,275.04 Feet" prepared by Trico Engineering Consultants, Inc. dated January 6, 2005.

8.   Terms and conditions of Walking Trail Easement Agreement between Vinings Wescott, LLC, a South Carolina limited liability company, and Wescott Reserve, LLC, a South Carolina limited liability company, dated March 19, 2003, recorded March 19, 2003 in Book 3484, Page 209, and shown on plat entitled "ALTA/ACSM Land Title Survey FHA Project No. 054-35652, Project Name: The Reserve at Wescott Plantation, Wescott Boulevard, North Charleston, Dorchester County, SC, 16.880 Acres; 735,275.04 Feet" prepared by Trico Engineering Consultants, Inc. dated January 6, 2005.

9.   Easement granted South Carolina Electric & Gas Company recorded in Book 4065, Page 36.

2

10.   Sanitary Sewer Easement Agreement between Wescott Reserve, LLC and Dorchester County, South Carolina, recorded November 3, 2004 in Book 4405, Page 285, and as shown on plat entitled "ALTA/ACSM Land Title Survey FHA Project No. 054-35652, Project Name: The Reserve at Wescott Plantation, Wescott Boulevard, North Charleston, Dorchester County, SC, 16.880 Acres, 735,275.04 Feet" prepared by Trico Engineering Consultants, Inc. dated January 6, 2005.

11.   Water Line Easement Agreement between Wescott Reserve, LLC and Dorchester County, South Carolina, recorded November 3, 2004 in Book 4405, Page 291, and as shown on plat entitled "ALTA/ACSM Land Title Survey FHA Project No. 054-35652, Project Name: The Reserve at Wescott Plantation, Wescott Boulevard, North Charleston, Dorchester County, SC, 16.880 Acres, 735,275.04 Feet" prepared by Trico Engineering Consultants, Inc. dated January 6, 2005.

64692.000001 RICHMOND 1446550v6

Exhibit E

[Investigation Documents]

1. Copies of all current tenant files and service contracts for the Property (leases and tenant files need not be copied if made available for on-site inspection).
2. Monthly income and operating statements for the Property for calendar year 2005 year-to-date, and monthly income only statements for calendar year 2004.
3. Monthly occupancy data for the period since the initial occupancy of the Apartments.
4. Rental rate history for the period since the initial occupancy of the Apartments.
5. Copies (if any) of the most current engineering studies, including any roof inspection reports, structural/mechanical/ electrical reports, geotechnical reports, elevator inspection reports, site plans and "as built" building plans.
6. Most recent environmental site assessments or audits for the Property.
7. Current zoning and subdivision approval and confirmation documents pertaining to the Property, including any use permits, variances, and conditions pertaining thereto.
8. Copies of notices pertaining to threatened or pending litigation, as well as access to Seller's incident files for the period since the initial occupancy of the Apartments (which need not be copied if made available for on-site inspection)..
9. Copy of most recent appraisal for the Property (prior to construction) and for the Phase II land adjacent to the Property.
10. Copies of maintenance work orders (work orders need not be copied if made available for on-site inspection).
11. Current delinquency report (which need not be copied if made available for on-site inspection).
12. Bad debt collection report (which need not be copied if made available for on-site inspection).
13. Current insurance policies in effect for the Property.
14. Real estate and personal property tax bills for the preceding two years.
15. Copies of all certificates of occupancy.
16. Inventory of furniture, fixtures, equipment and other personal property to be conveyed (listing to be compiled by Purchaser and approved by Seller during the Investigation Period).
17. Copies of utility bills for the last two months (which need not be copied if made available for on-site inspection).

4



PURCHASE AND SALE AGREEMENT – PHASE TWO

THIS PURCHASE AND SALE AGREEMENT – PHASE TWO (this "Agreement") is made and entered into as of the 3rd day of June, 2005 (the "Effective Date"), by and between **VININGS WESCOTT, LLC**, a South Carolina limited liability company ("Seller") and **AMERICA FIRST APARTMENT INVESTORS, INC.**, a Maryland corporation ("Purchaser").

WITNESSETH:

In consideration of Ten and No/100 Dollars ($10.00) in hand paid, the mutual covenants herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby covenant and agree as follows:

1.   Agreement to Sell and Purchase. Seller agrees to sell and Purchaser agrees to purchase, upon the terms and conditions hereinafter set forth, that parcel of land located adjacent to "The Reserve at Wescott Plantation Apartments" (the "Apartments") located within the Wescott Plantation development in Summerville, South Carolina, which consists of approximately 9.2 acres (including approximately 3.7 acres within the lake) as shown on the plat attached hereto as Exhibit "A", including all easements, appurtenances and hereditaments appertaining thereto and all of Seller's rights, if any, in and to any alleys, ways, easements and rights of way abutting or adjoining said real property (collectively, the "Land"). Purchaser acknowledges and understands that Seller is selling the Property and Purchaser is buying the Property in its "AS-IS, WHERE-IS, WITH ALL FAULTS" physical condition, with no rights of set-off or reduction in the Purchase Price (as hereinafter defined) unless and except as expressly provided herein to the contrary, and the sale of the Property by Seller to Purchaser shall be without representation or warranty of any nature or kind with respect to the physical condition of the Property, whether express, implied, statutory or otherwise, including without limitation warranties of use, merchantability or fitness for a particular purpose, and Seller does hereby disclaim and renounce any such representations or warranties.

2.   Purchase Price. The purchase price for the Land (the "Purchase Price") shall be Five Hundred Seventy-Six Thousand and no/100 Dollars ($576,000.00), which shall be payable in cash or by wire transfer at Closing, subject only to standard prorations for applicable property taxes and assessments.

3.   Closing. Closing shall occur contemporaneously with the closing of the purchase by Purchaser from Wescott Reserve, LLC of the Apartments pursuant to the terms of the Agreement Of Purchase and Sale executed herewith between Wescott Reserve, LLC and Purchaser with respect to the Apartments (the "Apartment Agreement"). Should the purchase and sale of the Apartments contemplated by the Apartment Agreement fail to close for any reason, then Purchaser and Seller shall not close the purchase and sale of the Land contemplated herein. Termination for any reason of the Apartment Agreement shall result in the immediate termination of this Agreement, except for such terms and provisions hereof as, by their express terms, shall survive such termination.

4. Incorporation of Apartment Agreement Provisions. The applicable and pertinent provisions of Paragraph 4(a), 5, 6, 7, 9(a), (e), (f), (j), (l) and (m), 10, 11 (with respect to condemnation or eminent domain), 12(a), (e), (i), (j), (l), (n) and (p), 14, 15, 16, 17, 19, 20, 21, 23, 24, 25 and 27 of the Apartment Agreement are incorporated herein by specific reference, with all references therein to the "Seller" to be deemed to mean Vinings Wescott, LLC, all references therein to the "Property" to be deemed herein to mean the "Land", and all references therein to the "Agreement" to be deemed herein to mean this Agreement.

5. Financing Application. Purchaser acknowledges that Seller has obtained a "MAP" invitation letter from HUD to develop 96 additional apartment units on the Land and that Seller is in the process of preparing an application for a firm commitment from HUD for the same, which Seller shall have the right to continue to pursue, notwithstanding this Agreement. At such time as Purchaser shall close its purchase of the Apartments and the Land, Purchaser shall thereupon have the right to assume Seller's application and/or any financing commitment with respect to the Land, subject to such limitations thereon as shall be specified by HUD.

IN WITNESS WHEREOF, the parties have caused this instrument to be executed for and in their respective names by their duly authorized officials and agree to be bound hereby as of the day and year first above stated.

SELLER:

VININGS WESCOTT, LLC

By: McCall Capital, LLC, its Manager

By: [signature]
Marcus S. McCall, President

PURCHASER:

AMERICA FIRST APARTMENT INVESTORS, INC.

By: ______________________________
John H. Cassidy
Title: President

4. Incorporation of Apartment Agreement Provisions. The applicable and pertinent provisions of Paragraph 4(a), 5, 6, 7, 9(a), (e), (f), (j), (l) and (m), 10, 11 (with respect to condemnation or eminent domain), 12(a), (e), (i), (j), (l), (n) and (p), 14, 15, 16, 17, 19, 20, 21, 23, 24, 25 and 27 of the Apartment Agreement are incorporated herein by specific reference, with all references therein to the "Seller" to be deemed to mean Vinings Wescott, LLC, all references therein to the "Property" to be deemed herein to mean the "Land", and all references therein to the "Agreement" to be deemed herein to mean this Agreement.

5. Financing Application. Purchaser acknowledges that Seller has obtained a "MAP" invitation letter from HUD to develop 96 additional apartment units on the Land and that Seller is in the process of preparing an application for a firm commitment from HUD for the same, which Seller shall have the right to continue to pursue, notwithstanding this Agreement. At such time as Purchaser shall close its purchase of the Apartments and the Land, Purchaser shall thereupon have the right to assume Seller's application and/or any financing commitment with respect to the Land, subject to such limitations thereon as shall be specified by HUD.

IN WITNESS WHEREOF, the parties have caused this instrument to be executed for and in their respective names by their duly authorized officials and agree to be bound hereby as of the day and year first above stated.

SELLER:

VININGS WESCOTT, LLC

By: McCall Capital, LLC, its Manager

By: ____________________
Marcus S. McCall, President

PURCHASER:

AMERICA FIRST APARTMENT INVESTORS, INC.

By: [signature]
John H. Cassidy
Title: President





PHASE TWO PARCEL ± 9.2 ACRES

THE RESERVE
AT WESCOTT PLANTATION
PHASE II
NORTH CHARLESTON, SC

MILLER/PLAYER & ASSOCIATES
ARCHITECTS AND PLANNERS, LTD.
1010 east north street, greenville, s.c.

DATE: 10-15-04